Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-159682

CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Offered	Offering Price	Registration Fee(1)
11.75% Senior Notes due 2016	$300,000,000	$16,740
Subsidiary Guarantees(2)	—	—
Total	$300,000,000	$16,740

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”).

(2) Pursuant to Rule 457(n) of the Securities Act, no separate registration fee is payable for the guarantees.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 2, 2009

$300,000,000
11 3/4% Senior Notes due 2016

The 11 3/4% senior unsecured notes due 2016, which we refer to as the “notes,” will mature on June 30, 2016. Interest is payable on the notes on June 30 and December 30 of each year, commencing December 30, 2009. Interest on the notes will accrue from June 10, 2009. We may redeem some or all of the notes at any time at the price indicated under the heading “Description of Senior Notes — Optional Redemption.” If we undergo a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our existing and future senior debt and senior to any future subordinated debt. The notes will be guaranteed by certain of our subsidiaries. The notes and guarantees will be effectively subordinated to any existing or future secured debt, including our bank credit facility, to the extent of the value of the collateral securing such debt.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 2 of the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before you make your investment decision.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public(1)	Commissions	Mariner

Per Note	97.093%	1.913%	95.180%
Total	$291,279,000	$5,739,000	$285,540,000

(1)	Plus accrued interest, if any, from June 10, 2009

Delivery of the notes will be made to investors on or about June 10, 2009, through the book-entry system of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear system, and Clearstream Banking, société anonyme.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Concurrently with this offering of notes, we are offering, by means of a separate prospectus supplement and accompanying prospectus, 10,000,000 shares of our common stock, which offering is being underwritten by certain of the underwriters of this offering. The net proceeds from the sale of shares of common stock by us in the concurrent equity offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $138.3 million, assuming the underwriters’ over-allotment option in that offering is not exercised. Neither offering is conditioned upon the completion of the other offering.

Joint Book-Running Managers
Credit Suisse
            Banc of America Securities LLC
J.P. Morgan
Wachovia Securities
Citi

BMO Capital Markets
BNP PARIBAS
Scotia Capital

The date of this prospectus supplement is June 4, 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement. Before you invest in the notes, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the notes offered hereunder, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Except as otherwise indicated or where the context otherwise requires, references to “Mariner,” “the Company,” “we,” “us” and “our” refer to Mariner Energy, Inc. and its subsidiaries. The estimates of our proved reserves as of December 31, 2008, 2007 and 2006 included or incorporated by reference in this prospectus supplement are based on reserve reports prepared by Ryder Scott Company, L.P., independent petroleum engineers.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “may,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus supplement and the accompanying prospectus speak only as of the date of this prospectus supplement; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2008 Annual Report on Form 10-K, as amended, and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the volatility of oil and natural gas prices;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

S-i

•	cash flow, liquidity and financial position;

•	business strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	risks arising out of our hedging transactions;

•	marketing of oil and natural gas;

•	competition in the oil and natural gas industry;

•	the impact of weather and the occurrence of natural events and natural disasters such as loop currents, hurricanes, fires, floods and other natural events, catastrophic events and natural disasters;

•	regulation of the oil and natural gas industry;

•	environmental liabilities;

•	developments in oil-producing and natural gas-producing countries;

•	uninsured or underinsured losses in our oil and natural gas operations;

•	risks related to our level of indebtedness; and

•	risks related to significant acquisitions or other strategic transactions, such as failure to realize expected benefits or objectives for future operations.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and the offering. It does not contain all of the information that you should consider before investing in the notes. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of our business. You should pay special attention to the “Risk Factors” section beginning on page S-11 of this prospectus supplement and on page 2 of the accompanying prospectus, as well as the risk factors described in our 2008 Annual Report on Form 10-K, as amended, before making an investment decision.

Mariner Energy, Inc.

Mariner Energy, Inc. is an independent oil and gas exploration, development, and production company. We currently operate in three principal geographic areas:

•	Permian Basin, where we are an active driller in the prolific Spraberry field at depths between 6,000 and 10,000 feet. Our increasing Permian Basin operation, which is characterized by long reserve life, stable drilling and production performance, and relatively lower capital requirements, somewhat counterbalances the higher geological risk, operational challenges and capital requirements attendant to most of our Gulf of Mexico deepwater operations. We have expanded our presence in the region, targeting a combination of infill drilling activities in established producing trends, including the Spraberry, Dean and Wolfcamp trends, as well as exploration activities in emerging plays such as the Wolfberry and newer Wolfcamp trends.

•	Gulf of Mexico Deepwater, where we have actively conducted exploration and development projects since 1996 in water depths ranging from 1,300 feet up to 7,000 feet. Employing our experienced geoscientists, extensive seismic database and subsea tieback expertise, we have participated in more than 65 deepwater wells. Our deepwater exploration operation targets larger potential reserve accumulations than are generally accessible onshore or on the Gulf of Mexico shelf.

•	Gulf of Mexico Shelf, where we drill or participate in conventional shelf wells and deep shelf wells extending to 1,300 foot water depths. We currently pursue a two-pronged strategy on the shelf, combining opportunistic acquisitions of legacy producing fields believed to hold exploitation potential and active exploration activities targeting conventional and deep shelf opportunities. Given the highly mature nature of this area and the steep production declines characteristic of most wells in this region, the goal of our shallow water or shelf operation is to maximize cash flow for reinvestment in our deepwater and Permian Basin operations, as well as for expansion into new operating areas.

During 2008, we produced approximately 118.4 Bcfe and our average daily production rate was 323 MMcfe per day. At December 31, 2008, we had 973.9 Bcfe of estimated proved reserves, of which approximately 57% were natural gas and 43% were oil, natural gas liquids (“NGLs”) and condensate. Approximately 70% of our estimated proved reserves were classified as proved developed.

Our Strategy and Our Competitive Strengths

Balanced Growth Strategy

We are a growth company and strive to increase our reserves and production from our existing asset base as well as through expansion into new operating areas. Our management team pursues a balanced growth strategy employing varying elements of exploration, development, and acquisition activities in complementary operating regions intended to achieve an overall moderate-risk growth profile at attractive rates of return under most industry conditions.

•	Exploration: Our exploration program is designed to facilitate organic growth through exploration in a wide variety of exploratory drilling projects, including higher-risk, high-impact projects that have the potential to create substantial value for our stockholders. We view exploration as a core competency. We typically dedicate a significant portion of our capital program each year to prospecting for new oil and gas fields, including in the Gulf of Mexico deepwater where reserve accumulations are typically much larger than those found onshore or on the shelf. Our explorationists have a distinguished track record in the Gulf of Mexico, making a number of significant deepwater discoveries in the Gulf of Mexico in the last five years. In addition, we believe our reputation for generating high-quality exploration prospects creates potentially valuable partnering opportunities, which enables us to participate in exploration projects developed by other operators.

•	Development: Our development and exploitation efforts are intended to complement our higher-risk, high-impact exploration projects through a variety of moderate-risk activities targeted at maximizing recovery and production from known reservoirs and generating excess cash flow. These activities are also aimed at finding overlooked oil and gas accumulations in and around existing fields and are designed to establish critical operating mass from which to expand in our focus areas. Our geoscientists and engineers have a solid track record in effectively developing new fields, redeveloping legacy fields, rejuvenating production, controlling unit costs, and adding incremental reserves at attractive finding costs in both onshore and offshore fields.

•	Acquisitions: In addition to our internal exploration and development activities on our existing properties, we also compete actively for new oil and gas properties through property acquisitions as well as corporate transactions. Our management team has substantial experience identifying and executing a wide variety of tactical and strategic transactions that augment our existing operations or present opportunities to expand into new operating regions. We primarily focus our acquisition efforts on stable, onshore basins such as the Permian Basin, which can counterbalance our growing deepwater exploration operations, but we also respond in an opportunistic fashion to attractive acquisition opportunities in the Gulf of Mexico. Due to our existing prospect inventory, we are not compelled to make acquisitions in order to grow; however, we expect to continue to pursue acquisitions aggressively on an opportunistic basis as an integral part of our growth strategy.

Our Competitive Strengths

We believe our core resources and strengths include:

Diversity of assets and activities.  Our assets and operations are diversified among the Permian Basin and the Gulf of Mexico deepwater and shelf. Each of these areas involves distinctly different operational characteristics, as well as different financial and operational risks and rewards. Moreover, within these operating areas we pursue a breadth of exploration, development and acquisition activities, which in turn entail unique risks and rewards. By diversifying our assets both onshore and in the Gulf of Mexico, and pursuing a full range of exploration, development and acquisition activities, we strive to mitigate concentration risk and avoid overdependence on any single activity to facilitate our growth. By maintaining a variety of investment opportunities ranging from high-risk, high-impact projects in the deepwater to relatively low-risk, repeatable projects in the Permian Basin, we attempt to execute a balanced capital program and attain a more moderate company-wide risk profile while still affording our stockholders the significant potential upside attendant to an active deepwater exploration company.

Large prospect inventory.  We believe we have significant potential for growth through the exploration and development of our existing asset base. We are one of the largest leaseholders among independent producers in the Gulf of Mexico. Additionally, we are an active participant at MMS lease sales. We were the apparent high bidder on three blocks at the Outer Continental Shelf 207 Lease Sale held on August 20, 2008 by the MMS. The MMS awarded all three blocks to us, yielding an aggregate exposure of $0.9 million. We hold a 100% working interest in each of these blocks. In addition, the MMS awarded us 19 blocks on which we were the apparent high bidder at the Central Gulf of Mexico Lease Sale 206 held by the MMS on March 19, 2008. The awarded blocks involve seven deepwater subsalt prospects (both Miocene and Lower Tertiary), four deepwater prospects, four deep shelf prospects, and one conventional shelf prospect. Our net exposure on the awarded bids was $79.1 million and our working interest ranges from 33% to 100%. Furthermore, in the Permian Basin we have a large and growing asset base that we anticipate is capable of sustaining our current drilling program for a number of years. We believe that our large acreage position makes us less dependent on acquisitions for our growth as compared to companies that have less extensive drilling inventories.

Exploration expertise.  Our seasoned team of geoscientists has made significant discoveries in the Gulf of Mexico and has achieved a cumulative 65% success rate during the three years ended December 31, 2008. Our geoscientists each average almost 30 years of relevant industry experience. We believe our emphasis on exploration allows us a competitive advantage over other companies who are either wholly dependent on acquisitions for growth or only sporadically engage in more limited exploration activities.

Operational control and substantial working interests.  As of December 31, 2008, we served as operator of properties representing approximately 87% of our production and had an average 74% working interest in our operated properties. We believe operating our properties gives us a competitive advantage over non-operating interest holders, particularly in a challenging financial environment, since operatorship better allows us to determine the extent and timing of our capital programs, as well as to assert the most direct impact on operating costs.

Extensive seismic library.  We have access to recent-vintage, regional 3-D seismic data covering a significant portion of the Gulf of Mexico. We use seismic technology in our exploration program to identify and assess prospects, and in our development program to assess hydrocarbon reservoirs with a goal of optimizing drilling, workover and recompletion operations. We believe that our investment in 3-D seismic data gives us an advantage over companies with less extensive seismic resources in that we are better able to interpret geological events and stratigraphic trends on a more precise geographical basis utilizing more detailed analytical data.

Subsea tieback expertise.  We have accumulated an extensive track record in the use of subsea tieback technology, which enables production from subsea wells to existing third-party production facilities through subsea flow line and umbilical infrastructure. This technology typically allows us to avoid the significant lead time and capital commitment associated with the fabrication and installation of production platforms or floating production facilities, thereby accelerating our project start ups and reducing our financial exposure. In turn, we believe this lowers the economic thresholds of our target prospects and allows us to exploit reserves that otherwise may be considered non-commercial because of the high cost of stand-alone production facilities.

Concurrent Equity Offering

Concurrently with this offering of notes, pursuant to a separate prospectus supplement and accompanying prospectus, we are offering an aggregate of 10,000,000 shares of our common stock in an underwritten public offering by certain of the underwriters of this offering (the “Equity Offering”). The shares of common stock being offered by that prospectus supplement and accompanying prospectus are being offered to the public at a price of $14.50 per share. We have also granted a 30-day option to the underwriters of the concurrent Equity Offering to purchase up to an additional 1,500,000 shares of our common stock. We cannot give any assurance that the concurrent Equity Offering will be completed. Neither offering is contingent upon the completion of the other offering.

The net proceeds from the sale of our common stock in the concurrent Equity Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $138.3 million, assuming the underwriters’ over-allotment option in that offering is not exercised. We intend to use the net proceeds from the concurrent Equity Offering to repay borrowings under our bank credit facility.

Corporate Information

We were incorporated in August 1983 as a Delaware corporation. We have two significant subsidiaries, Mariner Energy Resources, Inc., a Delaware corporation, and Mariner Gulf of Mexico LLC, a Delaware limited liability company. Our corporate headquarters are located at One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042. Our telephone number is (713) 954-5500 and our website address is www.mariner-energy.com. The information on our website is not a part of this prospectus supplement.

The Offering

The following summary contains basic information about this offering and the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of all of the terms and provisions of the notes, please refer to the section of this prospectus supplement entitled “Description of Senior Notes.”

Issuer	Mariner Energy, Inc.

Notes Offered	$300,000,000 in aggregate principal amount of 11 3/4% senior unsecured notes due 2016

Maturity Date	June 30, 2016.

Interest Payment Dates	June 30 and December 30, commencing on December 30, 2009. Interest will accrue from June 10, 2009.

Subsidiary Guarantees	The notes will be jointly and severally guaranteed on a senior unsecured basis by certain of our existing and future domestic subsidiaries. In the future, any guarantee may be released or terminated under certain circumstances, including, if one of two specified rating agencies assign the notes an investment grade rating in the future, the guarantor is not an obligor on any other debt in excess of $5 million and no default exists under the indenture. See “Description of Senior Notes — Note Guarantees.”

Each subsidiary guarantee will rank:

  • effectively subordinate to all existing and future secured indebtedness of the subsidiary guarantor, including its guarantee of indebtedness under our bank credit facility, to the extent of the value of the collateral securing such indebtedness;

• pari passu in right of payment to all existing and future senior unsecured indebtedness of the subsidiary guarantor; and

• senior in right of payment to any future subordinated indebtedness of the subsidiary guarantor.

As of March 31, 2009, assuming we had completed this offering and applied the proceeds therefrom as set forth under “Use of Proceeds,” the guarantor subsidiaries would have had total indebtedness of $176.2 million under an intercompany note, none of which was secured, $355.2 million of contingent liability under senior secured guarantees of indebtedness, including the obligations of Mariner Energy Resources, Inc. as co-borrower under our bank credit facility, and $900.0 million of contingent liability under senior unsecured guarantees of indebtedness.

Ranking	The notes will be our general unsecured senior obligations. The notes will rank:

  • effectively subordinate to all of our existing and future secured indebtedness, including indebtedness under our bank credit facility, to the extent of the value of the collateral securing such indebtedness;

• effectively subordinate to all existing and future indebtedness and other liabilities of any non-guarantor subsidiaries (other than indebtedness and liabilities owed to us);

• pari passu in right of payment to all of our existing and future senior unsecured indebtedness, including our existing 7 1/2% senior notes due 2013 and 8% senior notes due 2017; and

• senior in right of payment to any future subordinated indebtedness.

As of March 31, 2009, assuming we had completed this offering and applied the proceeds therefrom as set forth under “Use of Proceeds,” we would have had total indebtedness of approximately $1.25 billion, $300.0 million of which is the notes offered hereby, and approximately $355.2 million of which is senior secured indebtedness to which the notes would have been effectively subordinated as to the value of the collateral. As of March 31, 2009, we also had four letters of credit outstanding totaling $4.7 million, each of which is effectively senior to the notes to the extent of the value of the collateral securing such indebtedness.

Optional Redemption	At any time prior to June 30, 2012, we may redeem up to 35% of each of the notes with the net cash proceeds of certain equity offerings at the redemption prices set forth under “Description of Senior Notes — Optional Redemption,” if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 180 days of the closing date of such equity offering.

At any time prior to June 30, 2013, we may redeem the notes, in whole or in part, at a “make whole” redemption price set forth under “Description of Senior Notes — Optional Redemption.” On and after June 30, 2013, we may redeem the notes, in whole or in part, at the redemption prices set forth under “Description of Senior Notes — Optional Redemption.”

Change of Control Triggering Event	If a Change of Control Triggering Event occurs, we are required to offer to repurchase the notes at the redemption price set forth under “Description of Senior Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the notes contains restrictive covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

• make investments;

• incur additional indebtedness or issue preferred stock;

• create certain liens;

• sell assets;

• enter into agreements that restrict dividends or other payments from our subsidiaries to us;

• consolidate, merge or transfer all or substantially all of the assets of our company;

• engage in transactions with affiliates;

• pay dividends or make other distributions on capital stock or subordinated indebtedness; and

• create unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications. In addition, substantially all of the covenants will terminate before the notes mature if one of two specified ratings agencies assigns the notes an investment grade rating in the future and no events of default exist under the indenture. Any covenants that cease to apply to us as a result of achieving an investment grade rating will not be restored, even if the credit rating assigned to the notes later falls below an investment grade rating. See “Description of Senior Notes — Certain Covenants — Covenant Termination.”

Use of Proceeds	We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent Equity Offering, to repay borrowings under our bank credit facility. See “Use of Proceeds.”

Affiliates of certain of the underwriters are lenders under our bank credit facility and will receive a portion of the net proceeds from this offering, which are being applied to repay such debt. See “Underwriting.”

Absence of Established Market for the Notes	The notes will be new securities and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Concurrent Equity Offering	Concurrently with this offering of the notes, we are offering 10,000,000 shares of our common stock by means of a separate prospectus supplement and accompanying prospectus. We have also granted the underwriters of the concurrent Equity Offering, some of whom are also the underwriters of the offering of the notes, a 30-day option to purchase up to an additional 1,500,000 shares of common stock to cover over-allotments.

Assuming no exercise of the underwriters’ over-allotment option with respect to concurrent Equity Offering, the net proceeds from the concurrent Equity Offering will be approximately $138.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses.

Risk Factors	An investment in the notes involves risks and uncertainties. See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Trustee	Wells Fargo Bank, N.A.

Governing Law	New York.

Summary Financial Information

The following table below shows our summary historical consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 and as of and for the three months ended March 31, 2009 and 2008. The summary historical consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 are derived from our audited financial statements incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of and for the three months ended March 31, 2009 and 2008 are derived from our unaudited financial statements incorporated by reference into this prospectus supplement. Results of operations that were achieved for the three months ended March 31, 2009 and 2008 are not necessarily indicative of the results of operations for the entire year or any future period.

You should read the following data in connection with “Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included in Part II, Item 8 of our 2008 Annual Report on Form 10-K, as amended, where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of results to be expected in future periods.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2007	2006	2009	2008
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Natural gas	$742,370	$534,537	$412,967	$153,338	$179,623
Oil	419,878	284,405	202,744	60,925	113,614
Natural gas liquids	85,715	54,192	40,507	6,469	20,981
Other revenues	52,544	1,631	3,287	22,604	1,679

Total revenues	1,300,507	874,765	659,505	243,336	315,897

Costs and Expenses:
Lease operating expense	231,645	152,627	91,592	53,399	45,647
Severance and ad valorem taxes	18,191	13,101	9,070	3,532	4,610
Transportation expense	14,996	8,794	5,077	4,584	3,019
General and administrative expense	60,613	42,151	33,622	17,411	11,111
Depreciation, depletion and amortization	467,265	384,321	292,180	94,805	119,318
Full cost ceiling test impairment	575,607	—	—	704,731	—
Goodwill impairment	295,598	—	—	—	—
Other property impairment	15,252	—	—	—	—
Other miscellaneous expense	3,052	5,061	494	8,009	537

Total costs and expenses	1,682,219	606,055	432,035	886,471	184,242

OPERATING (LOSS) INCOME	(381,712)	268,710	227,470	(643,135)	131,655
Other Income/(Expenses):
Interest income	1,362	1,403	985	85	326
Interest expense, net of amounts capitalized	(56,398)	(54,665)	(39,649)	(14,402)	(18,571)
Other income	—	5,811	—	—	—

(Loss) Income Before Taxes and Minority Interest	(436,748)	221,259	188,806	(657,452)	113,410
Benefit (Provision) for Income Taxes	48,223	(77,324)	(67,344)	233,334	(41,194)

Net (loss) income	(388,525)	143,935	121,462	(424,118)	72,216
Less: Net income attributable to noncontrolling interest	188	1	—	—	90

NET (LOSS) INCOME ATTRIBUTABLE TO MARINER ENERGY, INC	$(388,713)	$143,934	$121,462	$(424,118)	$72,126

Earnings per share attributable to Mariner Energy, Inc:
Basic	$(4.44)	$1.68	$1.59	$(4.77)	$0.83
Diluted	$(4.44)	$1.67	$1.58	$(4.77)	$0.82
Weighted average shares outstanding — basic	87,491,385	85,645,199	76,352,666	88,864,648	87,293,730
Weighted average shares outstanding — diluted	87,491,385	86,125,811	76,810,466	88,864,648	88,012,901

	Year Ended December 31,			March 31,
	2008	2007	2006	2009
	(In thousands)

Balance Sheet Data:
Current Assets	$374,953	$248,980	$306,018	$412,422
Current Liabilities	425,564	315,189	239,727	390,065

Working capital deficit	$(50,611)	$(66,209)	$66,291	$22,357

Property and equipment, net	2,929,877	2,420,194	2,012,062	2,317,741
Total assets	3,392,793	3,083,635	2,680,153	2,819,841
Long-term debt, less current maturities	1,170,000	779,000	654,000	1,240,000
Total stockholders’ equity	1,120,320	1,391,019	1,302,591	723,952

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2007	2006	2009	2008
	(In thousands)

Cash Flow Data:
Net cash provided by operating activities	$862,017	$536,113	$277,161	$125,957	$214,171
Net cash used in investing activities	(1,264,784)	(643,779)	(561,390)	(191,404)	(480,213)
Net cash provided by financing activities	387,429	116,676	289,252	69,535	251,325

Summary Reserve Information

The following table sets forth certain information with respect to our estimated proved reserves by geographic area as of December 31, 2008 based on estimates made in a reserve report prepared by Ryder Scott Company, L.P.

	Estimated Proved Reserve Quantities
	Natural	Oil	NGLs	Total	PV10 Value(1)			Standardized
Geographic Area	Gas (Bcf)	(MMbbls)	(MMbbls)	(Bcfe)	Developed	Undeveloped	Total	Measure
					(In millions of dollars)			(In millions)

Permian Basin	136.2	27.3	22.7	436.6	359.3	(46.3)	313.0
Gulf of Mexico Deepwater	165.9	5.4	0.1	198.7	608.5	25.2	633.7
Gulf of Mexico Shelf	255.9	11.1	2.7	338.6	562.3	158.5	720.8

Total	558.0	43.8	25.5	973.9	1,530.1	137.4	1,667.5

Proved Developed Reserves	420.9	25.9	16.9	677.7				$1,483.0

(1)	PV10 value (“PV10”) is not a measure under generally accepted accounting principles in the United States of America (“GAAP”) and differs from the corollary GAAP measure “standardized measure of discounted future net cash flows” in that PV10 is calculated without regard to future income taxes. Management believes that the presentation of PV10 values is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our estimated proved reserves independent of our individual income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to our reserves. Because many factors that are unique to each individual company affect the amount of future income taxes to be paid, the use of a pre-tax measure provides greater comparability of assets when evaluating companies. For these reasons, management uses, and believes the industry generally uses, the PV10 measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties.

PV10 is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. For our presentation of the standardized measure of discounted future net cash flows, please see “Note 16. Supplemental Oil and Gas Reserve and Standardized Measure Information” in the Notes to the Consolidated Financial Statements in Part II, Item 8 in our 2008 Annual Report on Form 10-K, as amended. The table below provides a reconciliation of PV10 to standardized measure of discounted future net cash flows.

Year Ended
Non-GAAP Reconciliation:	December 31, 2008
(In millions)

Present value of estimated future net revenues (PV10)	$1,667.5
Future income taxes, discounted at 10%	(184.5)

Standardized measure of discounted future net cash flows	$1,483.0

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as change in product prices and operating costs, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Summary Operating Information

The following table sets forth summary operating information as of December 31, 2008, 2007 and 2006 and as of March 31, 2009 and 2008.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2007	2006	2009	2008
	(In thousands, except average sales price)

Net Production:
Natural gas (MMcf)	79,756	67,793	56,064	22,048	20,956
Oil (Mbbls)	4,881	4,214	3,237	970	1,350
Natural gas liquids (Mbbls)	1,558	1,200	838	273	377
Total natural gas equivalent (MMcfe)	118,389	100,273	80,512	29,502	31,315
Average daily production (MMcfe per day)	323	275	221	328	344
Hedging Activities:
Natural gas revenue gain (loss)	$(28,047)	$58,465	$32,881	$42,966	$1,936
Oil revenue gain (loss)	(72,762)	(13,388)	90	20,835	(16,167)

Total hedging revenue gain (loss)	$(100,809)	$45,077	$32,971	$63,801	$(14,231)

Average Sales Prices:
Natural gas (per Mcf) realized(1)	$9.31	$7.88	$7.37	$6.95	$8.57
Natural gas (per Mcf) unhedged	9.66	7.02	6.78	5.01	8.48
Oil (per Bbl) realized(1)	86.02	67.50	62.63	62.81	84.16
Oil (per Bbl) unhedged	100.93	70.68	62.61	41.33	96.13
Natural gas liquids (per Bbl) realized(1)	55.02	45.16	48.37	23.70	55.65
Natural gas liquids (per Bbl) unhedged	55.02	45.16	48.37	23.70	55.65
Total natural gas equivalent ($/Mcfe) realized(1)	10.54	8.71	8.15	7.48	10.03
Total natural gas equivalent ($/Mcfe) unhedged	11.39	8.26	7.74	5.32	10.49
Average Unit Costs per Mcfe:
Lease operating expense	$1.96	$1.52	$1.14	$1.81	$1.46
Severance and ad valorem taxes	0.15	0.13	0.11	0.12	0.15
Transportation expense	0.13	0.09	0.06	0.16	0.10
General and administrative expense	0.51	0.42	0.42	0.59	0.35
Depreciation, depletion and amortization	3.95	3.83	3.63	3.21	3.81

(1)	Average realized prices include the effects of hedges.

RISK FACTORS

An investment in the notes involves risks.  You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and provided under “Where You Can Find More Information,” including our 2008 Annual Report on Form 10-K, as amended. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference.

If any of the following risks actually were to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, we may be unable to pay interest on, or the principal of, any of our debt securities, including the notes, and you could lose all or part of your investment.

We may not be able to generate enough cash flow to meet our debt obligations and commitments, including our obligations and commitments under the notes.

We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including the notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the notes. Many of these factors, such as oil and gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

The notes and the guarantees are general unsecured senior obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, including obligations under our bank credit facility, to the extent of the value of the collateral securing the debt. As of March 31, 2009, after giving effect to this offering and the concurrent Equity Offering and the application of the proceeds therefrom, our total indebtedness was approximately $1.1 billion, $300.0 million of which was the notes, $600.0 million of which was pari passu in right of payment to the notes and $216.8 million of which effectively was senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness. In addition, as of May 28, 2009, we had four letters of credit outstanding totaling $4.7 million, each of which effectively is senior to the notes to the extent of the collateral securing such indebtedness. Further, as of March 31, 2009, we had approximately $583.2 million in additional borrowing capacity under our bank credit facility (after giving effect to this offering and the concurrent Equity Offering and the application of the proceeds therefrom, as well as the reduction in the borrowing base of our bank credit facility upon completion of this offering), which if borrowed would have been secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness.

If we or a subsidiary guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, any secured debt of ours or that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the subsidiary guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes participate ratably with all holders of our unsecured indebtedness that does not rank junior to the notes, including all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes would likely receive less, ratably, than holders of secured indebtedness.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under our debt obligations, including the notes.

Our level of indebtedness and the covenants contained in the agreements governing our debt could have important consequences for our operations, including:

•	making it more difficult for us to satisfy our debt obligations, including our obligations under the notes, and increasing the risk that we may default on our debt obligations, including the notes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting management’s discretion in operating our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	detracting from our ability to withstand, successfully, a downturn in our business or the economy generally;

•	placing us at a competitive disadvantage against less leveraged competitors; and

•	making us vulnerable to increases in interest rates, because debt under our bank credit facility will, in some cases, vary with prevailing interest rates.

We may be required to repay all or a portion of our debt on an accelerated basis in certain circumstances. If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the consequent acceleration of our obligation to repay outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions.

In addition, under the terms of our bank credit facility and the indentures governing our two series of existing senior unsecured notes, we must comply with certain financial covenants, including current asset and total debt ratio requirements under the bank credit facility. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to general economic conditions and financial, market and competitive factors, in particular the selling prices for our products and our ability to successfully implement our overall business strategy.

The breach of any of the covenants in the indentures governing our two series of existing senior unsecured notes or the bank credit facility could result in a default under the applicable agreement or a cross default under each agreement, which would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. We may not have sufficient funds to make such payments. If we are unable to repay our debt from cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including our bank credit facility, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions, the value of our assets and our operating performance at the time of such offering or other financing. We cannot assure you that any such offerings, refinancing or sale of assets could be successfully completed.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our bank credit facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to certain limitations. Under the terms of the indentures governing our two series of existing senior unsecured notes, and under the terms of the indenture to be entered into in connection with the notes offered hereby, we may incur an unlimited amount of secured indebtedness provided that our “Fixed Charge Coverage Ratio,” as such term is defined in such indentures, for the most recently ended four full fiscal quarters for which we have available internal financial statements immediately preceding the date on which such additional secured indebtedness is incurred would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional secured indebtedness had been incurred at the beginning of such four-quarter period. The notes offered hereby will be effectively subordinate to any such additional secured indebtedness to the extent of the value of the collateral securing such obligations. See “Description of Senior Notes — Certain Definitions — ‘Permitted Liens.’”

As of May 28, 2009, we had a borrowing base of $850.0 million under our bank credit facility (which borrowing base will be reduced to $800.0 million upon the completion of this offering). If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. Our level of indebtedness could, for instance, prevent us from engaging in transactions that might otherwise be beneficial to us or from making desirable capital expenditures. This could put us at a competitive disadvantage relative to other less leveraged competitors that have more cash flow to devote to their operations. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy our existing financial obligations, including those relating to the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain change of control events, we are required to offer to repurchase all or any part of the notes and our existing series of senior notes then outstanding for cash at 101% of the principal amount. The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from our operations or other sources, including:

•	borrowings under our credit facilities or other sources;

•	sales of assets; or

•	sales of equity.

We cannot assure you that sufficient funds would be available at the time of any change of control to repurchase your notes, in addition to our existing series of senior notes. In addition, our bank credit facility prohibits, and any future credit facilities may prohibit, such repurchases. Additionally, a “change of control” (as defined in the indenture for the notes) will be an event of default under our bank credit facility that would permit the lenders to accelerate the debt outstanding under the bank credit facility. Finally, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future, which could negatively impact our ability to conduct our business operations.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, our subsidiary guarantees can be voided, or claims under the subsidiary guarantees may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

Our subsidiary guarantees may also be voided, without regard to the above factors, if a court found that the subsidiary guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. Such provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provisions of the bankruptcy code. Under these provisions, the notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

The United States Court of Appeals for the District of Columbia Circuit has vacated the U.S. Department of the Interior’s 2007 five-year leasing program. The ultimate resolution of this issue could adversely affect the validity of leases we purchased under this program and our operational and financial results.

The Outer Continental Shelf Lands Act (“OCSLA”) directs the U.S. Department of the Interior (“DOI”) to prepare and approve a five-year leasing program specifying the size, timing and location of areas on the Outer Continental Shelf (“OCS”) to be considered and assessed for natural gas and oil leasing during the period covered by the program. An OCS area may be offered for oil and gas leasing only if it has been included in an approved five-year program. The current five-year leasing program covers the period 2007 though 2012 (the “current program”). To date, seven oil and gas lease sales have been held under this program, five of which covered areas in the Gulf of Mexico Region (“GOM”). We hold interests in 63 leases awarded pursuant to these sales in respect of which our net lease bonus exposure is approximately $159.4 million.

On April 17, 2009, the United States Court of Appeals for the District of Columbia Circuit, in the matter entitled Center for Biological Diversity v. Department of the Interior, vacated the current program and remanded it to DOI for reconsideration in light of the court’s ruling. The case arose as a result of petitions filed by three non-profit organizations and an Alaskan village challenging the current program, which includes the expansion of previous lease offerings in areas off the coast of Alaska. The court found that DOI’s environmental sensitivity analysis was irrational and did not comply with certain OCSLA requirements. The court ordered DOI to conduct a more complete environmental sensitivity analysis of different OCS areas and reassess timing and location of the leasing program to properly balance the potential for environmental damage, oil and gas discovery, and adverse impacts on the coastal zone.

The impact of the court’s decision on leases awarded in GOM lease sales held under the current program is unclear. If the decision is interpreted to void lease sales held under the current program and that interpretation is upheld, then revocation of leases awarded in those sales is possible. Pursuant to Applications for Drilling Permits (“ADPs”) approved by the MMS, we have conducted or are conducting operations on four leases awarded under the current program. How future operations in the GOM, including our ability to pursue our planned drilling schedule, may be affected also are unknown. Depending upon the ultimate resolution of the issues arising as a result of court’s decision, our operational and financial results could be adversely affected.

USE OF PROCEEDS

The net proceeds we will receive from this offering will be approximately $284.8 million, after deducting the underwriting discount and estimated expenses of this offering payable by us.

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent Equity Offering, to repay borrowings under our bank credit facility. Funds repaid on our bank credit facility may be reborrowed for general corporate purposes, including to fund the costs of our drilling program and future acquisitions.

As of March 31, 2009, $640 million in aggregate principal amount was outstanding under our bank credit facility and the interest rate on the outstanding borrowings was 3.57%. Our bank credit facility matures on January 31, 2012.

Several of the underwriters have in the past performed investment banking and advisory services for us and were paid customary fees. Affiliates of several of the underwriters are lenders under our bank credit facility and will receive a portion of the net proceeds from this offering, which are being applied to repay such debt. See “Underwriting.”

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of March 31, 2009 on:

•	an actual basis;

•	an as-adjusted basis to give effect to the sale of the notes offered hereby and the application of the net proceeds thereof as described under “Use of Proceeds”; and

•	a further as-adjusted basis to give effect to the sale of the notes offered hereby, as well as the concurrent sale of our common stock in the concurrent Equity Offering (assuming the underwriters’ option to purchase additional shares of our common stock is not exercised).

This table should be read together with our financial statements and the related notes incorporated by reference into this prospectus supplement.

	As of March 31, 2009
				As Further Adjusted
		As Adjusted for		for Concurrent
	Actual	this Offering		Equity Offering
	(In thousands, except share data)

Cash and cash equivalents	$7,339	$7,339		$7,339

Total long-term debt:
Bank Credit Facility	$640,000	$355,153		$216,807
8% Senior Notes due 2017	300,000	300,000		300,000
7 1/2% Senior Notes due 2013	300,000	300,000		300,000
Notes offered hereby	—	291,279	(1)	291,279	(1)

Total long-term debt	1,240,000	1,246,432		1,108,086

Stockholders’ equity:
Preferred stock, $.0001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—		—
Common stock, $.0001 par value; 180,000,000 shares authorized, 90,006,593 shares issued and outstanding, actual and as adjusted; 180,000,000 shares authorized, 100,006,593 shares issued and outstanding, as further adjusted	9	9		10
Additional paid-in capital	1,077,677	1,077,677		1,216,022
Accumulated other comprehensive income	99,601	99,601		99,601
Accumulated deficit	(453,335)	(453,335)		(453,335)

Total stockholder’s equity	723,952	723,952		862,298

Total capitalization	$1,963,952	$1,970,384		$1,970,384

(1)	The $300 million of notes offered hereby are recorded at their discounted amount, with the discount to be accrued over the life of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges as of and for each of the periods indicated is as follows:

	Pro Forma	Three Months Ended		Pro Forma
	March 31,	March 31,		December 31,	Year Ended December 31,
	2009(1)	2009(2)	2008	2008(1)	2008(2)	2007	2006	2005	2004
	(In thousands, except ratios)

Earnings from continuing operations before fixed charges
(Loss) Income before taxes	(663,347)	(657,452)	113,410	(455,089)	(436,748)	221,259	188,806	61,775	105,300
Add: Fixed charges	23,997	17,051	19,108	89,436	67,308	56,173	40,592	9,042	6,651
Less: Capitalized interest	3,299	2,248	250	13,438	9,651	474	1,528	703	434

(Deficit) Earnings from continuing operations before fixed charges	(642,649)	(642,649)	132,268	(379,091)	(379,091)	276,958	227,870	70,114	111,517
Fixed Charges
Interest expenses, net of capitalized interest	20,297	14,402	18,571	74,740	56,399	54,665	38,275	8,172	6,050
Add: Capitalized interest	3,299	2,248	250	13,438	9,651	474	1,528	703	434
Add: Estimated interest portion of rental expenditures	259	259	145	689	689	465	400	167	167
Add: Amortization of discounts	142	142	142	569	569	569	389	—	—

Total Fixed Charges	23,997	17,051	19,108	89,436	67,308	56,173	40,592	9,042	6,651

Ratio of Earnings to Fixed Charges	—	—	6.92	—	—	4.93	5.61	7.75	16.77

(1)	As adjusted for the issuance of notes in this offering and application of the net proceeds of the offering to repay borrowings under our bank credit facility. Due to pro forma loss from operations for the year ended December 31, 2008 and the quarter ended March 31, 2009, the ratio coverage would have been less than 1:1. The Company would have needed to generate additional earnings of $468,527 and $666,646, respectively, to achieve a coverage of 1:1 for the year ended December 31, 2008 and the quarter ended March 31, 2009.

(2)	Due to loss from operations for the year ended December 31, 2008 and the quarter ended March 31, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $446,399 and $659,700, respectively, to achieve a coverage of 1:1 for the year ended December 31, 2008 and the quarter ended March 31, 2009.

For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges, less capitalized interest, and fixed charges consist of interest expense (net of capitalized interest), plus capitalized interest, plus amortized discounts related to indebtedness.

DESCRIPTION OF SENIOR NOTES

The following description of the particular terms of the notes supplements the general description of the debt securities included in the accompanying prospectus. You should review this description together with the description of the debt securities included in the accompanying prospectus. To the extent this description is inconsistent with the description in the accompanying prospectus, this description will control and replace the inconsistent description in the accompanying prospectus.

We intend to enter into an indenture (the “base indenture”) between us as issuer and Wells Fargo Bank, N.A. as trustee (“trustee”) pursuant to which we may issue multiple series of debt securities from time to time. We will issue the notes under the base indenture, as amended and supplemented by a first supplemental indenture thereto (the “first supplemental indenture”), between the issuer and the trustee, setting forth the specific terms of the notes. In this description, references to the “indenture” means the base indenture as so amended and supplemented by the first supplemental indenture. The following summarizes some, but not all, of the provisions of the notes and the indenture, does not purport to be complete and (except to the extent inconsistent with this summary) is supplemented by the description of debt securities contained in the accompanying prospectus.

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the words “Mariner,” “we,” “us” and “our” refers only to Mariner Energy, Inc. and not to any of its subsidiaries.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The notes

The notes will:

•	be general unsecured obligations of Mariner;

•	be limited to an aggregate principal amount at maturity of $300.0 million, subject to our ability to issue additional notes;

•	accrue interest from the date they are issued at a rate of 11 3/4%, which is payable semi-annually;

•	mature on June 30, 2016;

•	rank effectively junior in right of payment to any secured Indebtedness of Mariner, including Indebtedness under the Credit Agreement, to the extent of the value of the Collateral securing such Indebtedness;

•	rank pari passu in right of payment with all existing and future unsecured senior Indebtedness of Mariner, including the Existing Senior Notes;

•	rank senior in right of payment to any future subordinated Indebtedness of Mariner; and

•	be fully and unconditionally guaranteed on a senior unsecured basis by the Guarantors.

See “Risk Factors — The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

The note guarantees

The notes will be guaranteed by all of Mariner’s presently existing Domestic Subsidiaries.

Each guarantee of the notes will:

•	be a general unsecured obligation of the Guarantor;

•	rank effectively junior in right of payment to any secured Indebtedness of that Guarantor, including Indebtedness under the Credit Agreement, to the extent of the value of the Collateral securing such Indebtedness;

•	rank pari passu in right of payment with any future unsecured senior Indebtedness of that Guarantor, including the guarantees of the Existing Senior Notes; and

•	rank senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Newly created or acquired Restricted Subsidiaries will be required to guarantee the notes only under the circumstances described below under the caption “— Certain Covenants — Additional note guarantees.” In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to Mariner.

As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of restricted and unrestricted subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Mariner will issue $300.0 million in aggregate principal amount of notes in this offering. Mariner may issue additional notes under the indenture from time to time after this offering. In addition, Mariner can issue additional series of debt securities under the indenture in the future. Any issuance of additional notes or of additional series of debt securities is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Mariner will issue notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on June 30, 2016.

Interest on the notes will accrue at the rate of 11 3/4% per annum and will be payable semi-annually in arrears on June 30 and December 30, commencing on December 30, 2009. Interest on overdue principal and interest accrues at a rate that is 1.0% higher than the then applicable interest rate on the notes. Mariner will make each interest payment to the holders of record on the immediately preceding June 15 and December 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Mariner, Mariner will pay all principal, interest and premium on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Mariner elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar For the Notes

The trustee will initially act as paying agent and registrar. Mariner may change the paying agent or registrar without prior notice to the holders of the notes, and Mariner or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Mariner will not be required to transfer or exchange any note selected for redemption. Also, Mariner will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

Mariner’s payment obligations with respect to the notes will be jointly and severally guaranteed on a senior basis by the Guarantors. Additional Domestic Subsidiaries of Mariner will be required to become Guarantors under the circumstances described under “— Certain Covenants — Additional note guarantees.” These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors — A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Mariner or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Mariner or another Guarantor) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the indenture, all the obligations of such Guarantor under such indenture, such series of notes, and its Note Guarantee on terms set forth therein; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the indenture described under the caption “— Repurchase at the Option of
Holders — Asset sales”.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, amalgamation or consolidation) to a Person that is not (either before or after giving effect to such transaction) Mariner or a Restricted Subsidiary of Mariner, if the sale or other disposition complies with the applicable provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Mariner or a Restricted Subsidiary of Mariner, if the sale or other disposition complies with the applicable provisions of the indenture;

(3) if such Guarantor is a Restricted Subsidiary and Mariner designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture as described under the caption “— Satisfaction and Discharge”;

(5) upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred or is continuing;

(6) at any time after the occurrence of an Investment Grade Rating Event, at such time as such Guarantor does not have outstanding or guarantee Indebtedness (other than Indebtedness or guarantees under the notes) in excess of $5.0 million in aggregate principal amount; or

(7) upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to Mariner or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist.

Optional Redemption

Except as otherwise described below, the notes will not be redeemable at Mariner’s option prior to June 30, 2013. Mariner is not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

On or after June 30, 2013, the notes will be subject to redemption at the option of Mariner, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on June 30 of the year indicated below:

% of Principal
Year	Amount

2013	105.875%
2014	102.938%
2015 and thereafter	100.000%

Prior to June 30, 2012, Mariner may, at its option, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes (including any additional notes issued after the Issue Date) at a redemption price equal to 111.750% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the redemption date, with all or a portion of the net proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 180 days of the date of the closing of any such Equity Offering.

In addition, at any time prior to June 30, 2013, Mariner may also redeem, in whole or in part, the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the Applicable Premium (as defined below) as of, and accrued and unpaid interest to, but not including, the redemption date, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any redemption date, the excess of:

(1) the present value at such redemption date of (i) the redemption price of the note on June 30, 2013 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the note through June 30, 2013 (excluding accrued but unpaid interest to the redemption date) discounted back to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2) the then-outstanding principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 30, 2013; provided, however, that if the period from the redemption date to June 30, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

All redemptions of the notes will be made upon not less than 30 days’ nor more than 60 days’ prior notice, except that a redemption notice may be made more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Unless Mariner defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Notice of any redemption including, without limitation, upon an Equity Offering may, at Mariner’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Mandatory Redemption

Except as set forth below under “Repurchase at the Option of Holders,” Mariner is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of control

If a Change of Control Triggering Event occurs, each holder of notes will have the right to require Mariner to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to an offer (“Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Mariner will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased to the date of purchase (the “Change of Control Payment Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control Triggering Event, Mariner will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Mariner will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, Mariner will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Mariner will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Mariner.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of The Depository Trust Company), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date unless Mariner defaults in making the Change of Control Payment. Mariner will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described herein that require Mariner to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the notes to require that Mariner repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Mariner will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Mariner and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control Offer. Notes repurchased by Mariner pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and cancelled, at Mariner’s option. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

Mariner will have a similar obligation to offer to repurchase the Existing Senior Notes upon the occurrence of a Change of Control Triggering Event. The Credit Agreement will prohibit Mariner from repurchasing any notes pursuant to a Change of Control Offer prior to the repayment in full of the Indebtedness under the Credit Agreement. Moreover, the occurrence of certain change of control events identified in the Credit Agreement constitutes a default under the Credit Agreement. Any future Credit Facilities or other agreements relating to the Indebtedness to which Mariner becomes a party may contain similar restrictions and provisions. If a Change of Control Triggering Event were to occur, Mariner may not have sufficient available funds to pay the Change of Control Payment for all notes that might be delivered by holders of notes seeking to accept the Change of Control Offer after first satisfying its obligations under the Credit Agreement or other agreements relating to Indebtedness, if accelerated. The failure of Mariner to make or consummate the Change of Control Offer or pay the Change of Control Payment when due will constitute a Default under the indenture and will otherwise give the trustee and the holders of notes the rights described under “— Events of Default and Remedies.” See “Risk Factors — We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control Triggering Event includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Mariner and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Mariner to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less, than all of the assets of Mariner and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding notes accept a Change of Control Offer and Mariner purchases all of the notes held by such holders, Mariner will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the notes that remain outstanding following such purchase at a purchase price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the notes that remain outstanding; to the date of redemption (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

Asset sales

Mariner will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Mariner (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) (a) at least 75% of the consideration received in the Asset Sale by Mariner or such Restricted Subsidiary is in the form of cash or (b) the Fair Market Value of all forms of consideration other than cash received for all Asset Sales since the Issue Date does not exceed in the aggregate 10% of the Adjusted Consolidated Net Tangible Assets of Mariner at the time each determination is made. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Mariner’s most recent consolidated balance sheet, of Mariner or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Mariner or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Mariner or any such Restricted Subsidiary from such transferee that are converted by Mariner or such Restricted Subsidiary into cash within 180 days after the date of the Asset Sale, to the extent of the cash received in that conversion;

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d) accounts receivable of a business retained by Mariner or any Restricted Subsidiary, as the case may be, following the sale of such business, provided, that such accounts receivable are not (a) past due more than 90 days and (b) do not have a payment date greater than 120 days from the date of the invoice creating such accounts receivable.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Mariner (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Senior Debt;

(2) to invest in Additional Assets;

(3) to make capital expenditures in respect of Mariner’s or its Restricted Subsidiaries’ Oil and Gas Business; or

(4) enter into a bona fide binding contract with a Person other than an Affiliate of Mariner to apply the Net Proceeds pursuant to clauses (2) or (3) above, provided that such binding contract shall be treated as a permitted application of the Net Proceeds from the date of such contract until the earlier of

(a) the date on which such acquisition or expenditure is consummated, and

(b) the 180th day following the expiration of the aforementioned 360-day period.

Pending the final application of any Net Proceeds, Mariner or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.”

On the 361st day after the Asset Sale (or, at Mariner’s option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $20.0 million, Mariner will make an offer (the “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Mariner may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Mariner will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Mariner will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement, the indentures governing the Existing Senior Notes and certain other agreements governing Mariner’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control Triggering Event or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Mariner to repurchase the notes upon a Change of Control Triggering Event or an Asset Sale could cause a default under these other agreements, even if the Change of Control Triggering Event or Asset Sale itself is not due to the financial effect of such repurchases on Mariner or otherwise. In the event a Change of Control or Asset Sale occurs at a time when Mariner is prohibited from purchasing notes, Mariner could seek the consent of the applicable lenders to the purchase of notes or could attempt to refinance the Indebtedness that contain such prohibitions. If Mariner does not obtain a consent or repay that Indebtedness, Mariner will remain prohibited from purchasing notes. In that case, Mariner’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under other Indebtedness. Finally, Mariner’s ability to pay cash to the holders of notes upon a repurchase may be limited by Mariner’s then existing financial resources. See “Risk Factors — We may not be able to repurchase the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption.

Notes called for redemption become due on the date fixed for redemption except as described in “— Optional Redemption.” On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption, unless Mariner defaults in making the payment of funds for such a redemption.

Certain Covenants

Restricted payments

Mariner will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Mariner’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger or consolidation involving Mariner or any of its Restricted Subsidiaries) or to the direct or indirect holders of Mariner’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Mariner and other than dividends or distributions payable to Mariner or a Restricted Subsidiary of Mariner);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger or consolidation involving Mariner) any Equity Interests of Mariner or any direct or indirect parent or other Affiliate of Mariner that is not a Restricted Subsidiary of Mariner;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity thereof, any Indebtedness of Mariner or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding (a) any intercompany Indebtedness between or among Mariner and any of its Restricted Subsidiaries or (b) the purchase, repurchase or other acquisition of Indebtedness that is subordinated to the notes or the Note Guarantees purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Mariner would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of indebtedness and issuance of preferred stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Mariner and its Restricted Subsidiaries since the Reference Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8) and (10) of the next succeeding paragraph), is equal to or less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Mariner for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Reference Date to the end of Mariner’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds received, and the Fair Market Value of property received from a non-Affiliate used or useful in an Oil and Gas Business, by Mariner since the Reference Date as a contribution to its common capital or from the issue or sale of Equity Interests of Mariner (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Mariner that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Mariner or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by Mariner or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination); plus

(c) the amount equal to the net reduction in Restricted Investments made by Mariner or any of its Restricted Subsidiaries in any Person since the Reference Date resulting from:

(i) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to a purchaser other than Mariner or a Subsidiary or Mariner, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Mariner or any Restricted Subsidiary of Mariner; or

(ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Mariner or any Restricted Subsidiary of Mariner in such Unrestricted Subsidiary, which amount in each case under this clause (c) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income; plus

(d) 50% of any dividends received by Mariner or a Restricted Subsidiary of Mariner that is a Guarantor after the Reference Date from an Unrestricted Subsidiary of Mariner, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Mariner for such period.

So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Mariner) of, Equity Interests of Mariner (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by Mariner or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination) or from the substantially concurrent contribution of common equity capital to Mariner; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Mariner or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Mariner to the holders of its Equity Interests on a pro rata basis;

(5) the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Mariner or any Restricted Subsidiary of Mariner held by any of Mariner’s (or any of its Restricted Subsidiaries’) current or former directors or employees pursuant to any director or employee equity subscription agreement, stock option agreement or restricted stock agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period (with unused amounts in any 12-month period being permitted to be carried over into succeeding 12-month periods); provided, further, that the amounts in any 12-month period may be increased by an amount not to exceed (A) the cash proceeds received by Mariner or any of its Restricted Subsidiaries from the sale of Mariner’s Equity Interests (other than Disqualified Stock) to any such directors or employees that occurs after the Reference Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement or other acquisition or retirement will not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph and to the extent such proceeds have not otherwise been applied to the payment of Restricted Payments) plus (B) the cash proceeds of key man life insurance policies received by Mariner and its Restricted Subsidiaries after the Reference Date;

(6) the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Mariner or any Restricted Subsidiary of Mariner held by any of Mariner’s (or any of its Restricted Subsidiaries’) current or former directors or employees in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy Mariner’s or such Restricted Subsidiary’s tax withholding obligation with respect to such exercise or vesting;

(7) any payments made in connection with the consummation of the transaction closing contemporaneously with the closing of the offering of the notes;

(8) so long as no Default has occurred and is continuing or would be caused thereby, repurchases of Indebtedness that is subordinated to the notes or a Note Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness and accrued and unpaid interest thereon in the event of a Change of Control Triggering Event or (ii) 100% of the principal amount of such subordinated Indebtedness and accrued and unpaid interest thereon in the event of an Asset Sale, in each case plus accrued interest, in connection with any change of control offer or asset sale offer required by the terms of such Indebtedness, but only if:

(a) in the case of a Change of Control Triggering Event, Mariner has first complied with and fully satisfied its obligations under the provisions described under “— Repurchase at the Option of Holders — Change of control”; or

(b) in the case of an Asset Sale, Mariner has complied with and fully satisfied its obligations in accordance with the covenant under the heading, “— Repurchase at the Option of Holders — Asset sales”;

(9) the repurchase, redemption or other acquisition for value of Capital Stock of Mariner representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving Mariner or any other transaction permitted by the indenture;

(10) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(11) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Mariner or any Restricted Subsidiary of Mariner issued on or after the

Reference Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of indebtedness and issuance of preferred stock”; and

(12) other Restricted Payments in an aggregate amount not to exceed $25.0 million since the Reference Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Mariner or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Mariner whose resolution with respect thereto will be delivered to the trustee. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (12) above or is entitled to be made pursuant to the first paragraph of this covenant, Mariner shall, in its sole discretion, classify such Restricted Payment, or later classify, reclassify or re-divide all or a portion of such Restricted Payment, in any manner that complies with this covenant.

Incurrence of indebtedness and issuance of preferred stock

Mariner will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Mariner will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Mariner and the Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for Mariner’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Mariner and any Restricted Subsidiary of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Mariner and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $600.0 million and (b) an amount equal to the sum of (A) $300.0 million plus (B) 10% of Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom;

(2) the incurrence by Mariner and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Mariner and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture;

(4) the incurrence by Mariner or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Mariner or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $50.0 million at any time outstanding;

(5) the incurrence by Mariner or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace,

defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (11) of this paragraph or this clause (5);

(6) the incurrence by Mariner or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Mariner and any of its Restricted Subsidiaries; provided, however, that:

(a) if Mariner or any Guarantor is the obligor on such Indebtedness and the payee is not Mariner or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Mariner, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Mariner or a Restricted Subsidiary of Mariner and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Mariner or a Restricted Subsidiary of Mariner will be deemed, in each case, to constitute an incurrence of such Indebtedness by Mariner or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Mariner’s Restricted Subsidiaries to Mariner or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Mariner or a Restricted Subsidiary of Mariner; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Mariner or a Restricted Subsidiary of Mariner,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Mariner or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the incurrence by Mariner of any of its Restricted Subsidiaries of obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(10) the guarantee by Mariner or any of the Guarantors of Indebtedness of Mariner or a Restricted Subsidiary of Mariner that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11) Permitted Acquisition Indebtedness;

(12) the incurrence by Mariner or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(13) Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of Mariner and its Restricted Subsidiaries;

(14) the incurrence by Mariner or any of its Restricted Subsidiaries of Indebtedness arising from agreements of Mariner or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Mariner and its Restricted Subsidiaries in connection with such disposition;

(15) the incurrence by Mariner or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of Mariner and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of Mariner or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case, other than an obligation for money borrowed);

(16) the incurrence by Mariner or any of its Restricted Subsidiaries of Indebtedness arising from guarantees of Indebtedness of joint ventures at any time outstanding not to exceed the greater of $10.0 million and 1.00% of the Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds therefrom; and

(17) the incurrence by Mariner or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed the greater of $50.0 million and 2.50% of the Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds therefrom.

Mariner will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Mariner or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Mariner solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of indebtedness and issuance of preferred stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Mariner will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Mariner as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Mariner or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

Mariner will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (whether now owned or hereafter acquired), securing any Subordinated Obligations or Indebtedness, unless:

(1) in the case of any Lien securing Subordinated Obligations of Mariner or a Guarantor, the notes or Note Guarantee, as applicable, are secured by a Lien on such property or assets on a senior basis to the Subordinated Obligations so secured until such time as such Subordinated Obligations are no longer so secured by that Lien; and

(2) in the case of any other Lien (other than a Permitted Lien) securing Indebtedness, the notes or Note Guarantees, as applicable, are secured by a Lien on such property or assets on an equal and ratable basis with the Senior Debt so secured until such time as such Senior Debt is no longer so secured by that Lien.

Dividend and other payment restrictions affecting subsidiaries

Mariner will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Mariner or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Mariner or any of its Restricted Subsidiaries;

(2) make loans or advances to Mariner or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Mariner or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, increases, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, increases, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation, order, approval, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Mariner or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases and licenses (including, without limitation, licenses of intellectual property) entered into in the ordinary course of business;

(6) purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business, Capital Lease Obligations and mortgage financings that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of assets, including without limitation an agreement for the sale or other disposition of the Capital Stock or assets of a Restricted Subsidiary, that restricts distributions by the applicable Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in, or transfer of Capital Stock of, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into (a) in the ordinary course of business, consistent with past practice or (b) with the. approval of Mariner’s Board of Directors, which limitations are applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(11) other Indebtedness of Mariner or any of its Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under the caption “— Incurrence of indebtedness and issuance of preferred stock”; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are not materially less favorable to Mariner taken as a whole, as determined by the Board of Directors of Mariner in good faith, than the provisions contained in the Credit Agreement and in the indenture as in effect on the Issue Date;

(12) the issuance of preferred stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such preferred stock is permitted pursuant to the covenant described under the caption “— Incurrence of indebtedness and issuance of preferred stock” and the terms of such preferred stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such preferred stock prior to paying any dividends or making any other distributions on such other Capital Stock);

(13) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements;

(14) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(15) encumbrances or restrictions contained in Hedging Obligations permitted from time to time under the indenture; and

(16) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, consolidation or sale of assets

Mariner will not, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not Mariner is the surviving corporation), convert into another form of entity or continue in another jurisdiction; or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(1) either: (a) Mariner is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than Mariner) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than Mariner) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Mariner under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee; provided that, unless such Person is a corporation, a corporate co-issuer of the notes will be added to the indenture by agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction or transactions, no Default or Event of Default exists; and

(4) Mariner or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Mariner), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

(a) would have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Mariner immediately preceding the transaction;

(b) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of indebtedness and issuance of preferred stock”; or

(c) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, have a Fixed Charge Coverage Ratio that is not less than the Fixed Charged Coverage Ratio of Mariner and its Restricted Subsidiaries immediately prior to such transaction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Mariner, which properties and assets, if held by Mariner instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Mariner on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of Mariner.

The surviving entity will succeed to, and be substituted for, and may exercise every right and power of, Mariner under the indenture, but, in the case of a lease of all or substantially all of its assets, Mariner will not be released from the obligation to pay the principal of and interest and premium, if any, on the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the restrictions described in the foregoing clause (4), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Mariner, Mariner may merge into a Restricted Subsidiary for the purpose of reincorporating Mariner in another jurisdiction, and any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to another Restricted Subsidiary.

The matters described under “Consolidation, Merger and Sales of Assets” in the accompanying prospectus will not apply to the notes except as and to the extent described above.

Transactions with affiliates

Mariner will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Mariner (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Mariner or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Mariner or such Restricted Subsidiary with an unrelated Person; and

(2) Mariner delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Mariner set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Mariner; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, an opinion as to the fairness to Mariner or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement or arrangement, stock option or stock ownership plan, employee benefit plan, officer or director indemnification agreement, restricted stock agreement, severance agreement or other compensation plan or arrangement entered into by Mariner or any of its Restricted Subsidiaries in the ordinary course of business and payments, awards, grants or issuances of securities pursuant thereto, including, without limitation, pursuant to Mariner’s Third Amended and Restated Stock Incentive Plan;

(2) transactions between or among Mariner and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Mariner) that is an Affiliate of Mariner solely because Mariner owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) reasonable fees and expenses and compensation paid to, and indemnity or insurance provided on behalf of, officers, directors or employees of Mariner or any Restricted Subsidiaries as determined in good faith by the Board of Directors;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Mariner to, or receipt of a capital contribution from, Affiliates (or a Person that becomes an Affiliate) of Mariner;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted payments”;

(7) transactions between Mariner or any Restricted Subsidiaries and any Person, a director of which is also a director of Mariner or any direct or indirect parent company of Mariner and such director is the sole cause for such Person to be deemed an Affiliate of Mariner or any Restricted Subsidiaries; provided, however, that such director abstains from voting as director of Mariner or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(8) loans or advances to employees in the ordinary course of business or consistent with past practice not to exceed $5.0 million in the aggregate at any one time outstanding;

(9) advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

(10) any transaction in which Mariner or any of its Restricted Subsidiaries, as the case may be, deliver to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to Mariner or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (i) of the preceding paragraph;

(11) the performance of obligations of Mariner or any of its Restricted Subsidiaries under the terms of any written agreement to which Mariner or any of its Restricted Subsidiaries is a party on the Issue Date and which is described in this prospectus, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms do not materially and adversely affect the rights of any holders of the notes (as determined in good faith by the Board of Directors of Mariner) as compared to the terms of the agreements in effect on the Issue Date; and

(12) (a) guarantees of performance by Mariner and its Restricted Subsidiaries of Mariner’s Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money, and (b) pledges of Equity Interests of Mariner’s Unrestricted Subsidiaries for the benefit of lenders of Mariner’s Unrestricted Subsidiaries.

Additional note guarantees

The indenture will provide that if, after the Issue Date, any Domestic Subsidiary that is not already a Guarantor has outstanding or guarantees any other Indebtedness of Mariner or a Guarantor in excess of a De Minimis Guaranteed Amount, then such Domestic Subsidiary will become a Guarantor with respect to the notes issued thereunder by executing and delivering a supplemental indenture, in the form provided for in the indenture, to the trustee within 180 days of the date on which it guaranteed such Indebtedness.

Designation of restricted and unrestricted subsidiaries

The Board of Directors of Mariner may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Mariner and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted payments” or under one or more clauses of the definition of Permitted Investments, as determined by Mariner. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of Mariner as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Mariner giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Mariner as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of indebtedness and issuance of preferred stock,” Mariner will be in default of such covenant. The Board of Directors of Mariner may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Mariner; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Mariner of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption ‘‘— Incurrence of indebtedness and issuance of preferred stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Mariner will file with the SEC for public availability, within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing, in which case Mariner will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations):

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Mariner were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Mariner were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Mariner’s consolidated financial statements by Mariner’s certified independent accountants.

If, at any time, Mariner is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Mariner will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Mariner will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Mariner’s filings for any reason, Mariner will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Mariner were required to file those reports with the SEC.

If Mariner has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Mariner and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Mariner.

In addition, Mariner and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Covenant termination

From and after the occurrence of an Investment Grade Rating Event, we and our Restricted Subsidiaries will no longer be subject to the provisions of the indenture described above under the following headings:

•	“— Repurchase at the Option of Holders — Change of control,”

•	“— Repurchase at the Option of Holders — Asset sales,”

•	‘‘— Certain Covenants — Restricted payments,”

•	‘‘— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock,”

•	‘‘— Certain Covenants — Dividend and other payment restrictions affecting subsidiaries,”

•	clause (4) of the covenant listed under “— Certain Covenants — Merger, consolidation or sale of assets,”

•	‘‘— Certain Covenants — Transactions with affiliates,” and

•	‘‘— Certain Covenants — Designation of restricted and unrestricted subsidiaries.”

(collectively, the “Eliminated Covenants”). As a result, after the date on which we and our Restricted Subsidiaries are no longer subject to the Eliminated Covenants, the notes will be entitled to substantially reduced covenant protection.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by Mariner or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of control,” “— Repurchase at the Option of Holders — Asset sales,” or “— Certain Covenants — Merger, consolidation or sale of assets”;

(4) failure by Mariner or any of its Restricted Subsidiaries for 60 days after notice to Mariner by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Mariner or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Mariner or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created, after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more; provided that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of ten Business Days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) failure by Mariner or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million (net of any amount with respect to which a reputable and solvent insurance company has acknowledged liability in writing), which judgments are not paid, discharged, stayed or fully bonded for a period of 60 days (or, if later, the date when payment is due pursuant to such judgment);

(7) (i) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or (ii) any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Mariner or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Mariner, any Restricted Subsidiary of Mariner that is a Significant Subsidiary or any group of Restricted Subsidiaries of Mariner that, taken together, would constitute a Significant Subsidiary, all then outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee may and, at the direction of the holders of at least 25% in aggregate principal amount of the then outstanding notes shall, declare all of the then outstanding notes to be due and payable immediately by notice in writing to Mariner and, in case of a notice by holders, also to the trustee specifying the respective Event of Default and that it is a notice of acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the notes.

Notwithstanding the foregoing, if an Event of Default specified in clause (5) above shall have occurred and be continuing, such Event of Default and any consequential acceleration shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid, or (ii) if the default relating to such Indebtedness is waived or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

Mariner is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Mariner is required within five Business Days to deliver to the trustee a statement specifying such Default or Event of Default.

The matters described under “Events of Default” in the accompanying prospectus will not apply to the notes except as and to the extent described above.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Mariner or any Guarantor, as such, will have any liability for any obligations of Mariner or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Mariner may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium on, such notes when such payments are due from the trust referred to below;

(2) Mariner’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Mariner’s and the Guarantors’ obligations in connection therewith;

(4) the optional redemption provisions of the indenture; and

(5) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Mariner may, at its option and at any time, elect to have the obligations of Mariner and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. If Mariner exercises either its Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Note Guarantee and any security for the notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Mariner must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Mariner must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Mariner must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Mariner has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Mariner must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any Indebtedness incurred under clause (1) of Permitted Debt;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Mariner or any of its Subsidiaries is a party or by which Mariner or any of its Subsidiaries is bound;

(6) Mariner must deliver to the trustee an officers’ certificate stating that the deposit was not made by Mariner with the intent of preferring the holders of notes over the other creditors of Mariner with the intent of defeating, hindering, delaying or defrauding any creditors of Mariner or others; and

(7) Mariner must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The matters described under “Defeasance and Discharge — Defeasance” in the accompanying prospectus will not apply to the notes except as and to the extent described above.

Amendment, supplement and waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes, or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium on, the notes (other than as permitted in clause (7) below);

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes or release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Mariner, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Mariner’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Mariner’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of senior notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes or release Note Guarantees pursuant to the terms of the indenture;

(9) to secure the notes; or

(10) to evidence and provide for the acceptance under the indenture of a successor trustee.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, Mariner is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

The matters described under “Modification and Waiver” in the accompanying prospectus will not apply to the notes except as and to the extent described above.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Mariner, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and Mariner or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, noncallable Government Securities, or a combination of cash in U.S. dollars and noncallable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Mariner or any Guarantor is a party or by which Mariner or any Guarantor is bound;

(3) Mariner or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Mariner has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Mariner must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The matters described under “Defeasance and Discharge — Satisfaction and Discharge” in the accompanying prospectus will not apply to the notes except as and to the extent described above.

Concerning the Trustee

Wells Fargo Bank, N.A. is the trustee under the indenture and has been appointed by Mariner as initial registrar and paying agent with regard to the notes.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Mariner Energy, Inc., One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042.

Book-Entry, Delivery and Form

Except as set forth below, the notes will be issued in registered, global form (“global notes”).

The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Mariner takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Mariner that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, Mariner, the subsidiary guarantors of the notes and the Trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Mariner, the subsidiary guarantors of the notes, the trustee nor any agent of Mariner, the subsidiary guarantors of the notes or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Mariner that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Mariner. Neither Mariner nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Mariner that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Mariner, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes For Certificated Notes

A global note is exchangeable for certificated notes if:

(1) DTC (a) notifies Mariner that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Mariner fails to appoint a successor depositary;

(2) Mariner, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

Mariner will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Mariner will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Mariner expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging with or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means:

(1) any assets used or useful in the Oil and Gas Business, other than Indebtedness or Capital Stock;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Mariner or any of its Restricted Subsidiaries; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” means (without duplication), as of the date of determination:

(1) the sum of:

(a) discounted future net revenue from proved crude oil and natural gas reserves of Mariner and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the fiscal year ending at least 91 days prior to the date of determination, which reserve report is prepared or audited by independent petroleum engineers as increased by, as of the date of determination, the discounted future net revenue of:

(i) estimated proved crude oil and natural gas reserves of Mariner and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such reserve report, and

(ii) estimated crude oil and natural gas reserves of Mariner and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior period end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such reserve report which would, in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to:

(iii) estimated proved crude oil and natural gas reserves of Mariner and its Restricted Subsidiaries reflected in such reserve report produced or disposed of since the date of such reserve report, and

(iv) reductions in the estimated oil and natural gas reserves of Mariner and its Restricted Subsidiaries reflected in such reserve report since the date of such reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other, activities conducted or otherwise occurring since the date of such reserve report which would, in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such reserve report);

provided, however, that, in the case of each of the determinations made pursuant to clauses (i) through (iv), such increases and decreases shall be estimated by Mariner’s engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer;

(b) the capitalized costs that are attributable to crude oil and natural gas properties of Mariner and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributable, based on Mariner’s books and records as of a date no earlier than the date of Mariner’s latest available annual or quarterly financial statements;

(c) the Net Working Capital (excluding, to the extent included in the determination of discounted future net revenues under clause (1)(a) above, any adjustments made pursuant to FAS 143) as of a date no earlier than the date of Mariner’s latest available annual or quarterly financial statements; and

(d) the greater of (i) the net book value as of a date no earlier than the date of Mariner’s latest available annual or quarterly financial statements and (ii) the appraised value, as estimated by independent appraisers, of other tangible assets of Mariner and its Restricted Subsidiaries as of a date no earlier than the date of Mariner’s latest available annual or quarterly financial statements (provided that Mariner shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed); minus

(2) the sum of:

(a) Minority Interests;

(b) any net natural gas balancing liabilities of Mariner and its Restricted Subsidiaries reflected in Mariner’s latest audited financial statements;

(c) to the extent included in clause (1)(a) above, the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices in Mariner’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(d) to the extent included in clause (1)(a) above, the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the same prices utilized in Mariner’s year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Mariner and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(e) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (i)(a) (utilizing the same prices utilized in Mariner’s year-end reserve report), would be necessary to satisfy fully the obligations of Mariner and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

If Mariner changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, “Adjusted Consolidated Net Tangible Assets” will continue to be calculated as if Mariner were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including by way of a Production Payment or a sale and leaseback transaction); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Mariner and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of control” and/or the provisions described above under the caption “— Certain Covenants — Merger, consolidation or sale of assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Mariner’s Restricted Subsidiaries or the sale of Equity Interests held by Mariner or its Subsidiaries in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among Mariner and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Mariner to Mariner or to a Restricted Subsidiary of Mariner;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted payments”;

(7) a Permitted Investment, including, without limitation, unwinding Hedging Obligations;

(8) a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(9) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(10) the farm-out, lease or sublease of developed or undeveloped crude oil or natural gas properties owned or held by Mariner or such Restricted Subsidiary in exchange for crude oil and natural gas properties owned or held by another Person;

(11) any trade or exchange by Mariner or any Restricted Subsidiaries of oil and gas properties or other properties or assets for oil and gas properties or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by Mariner or such Restricted Subsidiary (together with any cash) is reasonably equivalent to the fair market value of the properties or assets (together with any cash) to be received by Mariner or such Restricted Subsidiary, and provided further that any net cash received must be applied in accordance with the provisions described above under the caption “— Repurchase at the Option of Holders — Asset sales”;

(12) the creation or perfection of a Lien (but not, except to the extent contemplated in clause (13) below, the sale or other disposition of the properties or assets subject to such Lien);

(13) the creation or perfection of a Permitted Lien and the exercise by any Person in whose favor a Permitted Lien is granted of any of its rights in respect of that Permitted Lien;

(14) the licensing or sublicensing of intellectual property, including, without limitation, licenses for seismic data, in the ordinary course of business and which do not materially interfere with the business of Mariner and its Restricted Subsidiaries; and

(15) a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficial Ownership”, “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or another place of payment are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) certificates of deposit, demand deposit accounts and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Mariner and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Mariner;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Mariner, measured by voting power rather than number of shares; or

(4) during any period of two consecutive years, Continuing Directors cease to constitute a majority of the Board of Directors of Mariner.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale (together with any related provision for taxes and any related non-recurring charges relating to any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity), to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, and minus

(6) the sum of (a) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation, depletion and amortization and other non-cash charges and expenses of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the referent Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) income resulting from transfers of assets (other than cash) between such Person or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary, on the other hand, will be excluded;

(5) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale or leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(6) any asset impairment writedowns on Oil and Gas Properties under GAAP or SEC guidelines will be excluded;

(7) any unrealized non-cash gains or losses or charges in respect of hedge or non-hedge derivatives (including those resulting from the application of FAS 133) will be excluded;

(8) to the extent deducted in the calculation of Net Income, any non-cash or nonrecurring charges associated with any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded; and

(9) items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) or expenses (including without limitation, severance, relocation, other restructuring costs and expense arising from the transactions closing contemporaneously with the offering of the notes), and the related tax effects according to GAAP, shall be excluded.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Mariner who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of March 2, 2006 as amended as of the Issue Date, by and among Mariner and Mariner Energy Resources, Inc., as borrowers, Union Bank of California, N.A., as administrative agent and issuing lender, BNP Paribas, as syndication agent, and the lenders from time to time party thereto, providing for up to $1.0 billion of revolving credit borrowings and letters of credit, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), supplemented or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, with respect to Mariner or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and .any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto).

“Debt Issuances” means, with respect to Mariner or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5.0 million.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable; pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, or is so redeemable at the option of the holder thereof prior to such date, will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Mariner to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Mariner may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Mariner and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means any Restricted Subsidiary of Mariner that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Mariner.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) by Mariner after the Issue Date.

“Existing Indebtedness” means Indebtedness of Mariner and its Subsidiaries (other than Indebtedness under the Credit Agreement but including the Existing Senior Notes) in existence on the date of the indenture, until such amounts are repaid.

“Existing Senior Notes” means Mariner’s 7 1/2% senior notes due 2013 and its 8% senior notes due 2017.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Mariner (unless otherwise provided in the indenture), which determination will be conclusive for all purposes under the indenture.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, shall, be deemed to have occurred on the first day of the four-quarter reference period and the Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any expense and cost reductions that have occurred or, in the reasonable judgment of the chief financial officer of Mariner, are reasonably expected to occur (regardless of whether those operating improvements or cost savings could then be reflected in pro forma financial statements prepared in accordance with Regulation S-X under the Securities Act or any other regulation or policy of the SEC related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Mariner (other than Disqualified Stock) or to Mariner or a Restricted Subsidiary of Mariner.

“GAAP” means (i) generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States or (ii) if at such time the Company is required to prepare its financial statements for reports filed with the Commission under Section 13 or 15(d) of the Exchange Act pursuant to standards other than those specified in clause (i) (which may include International Financial Reporting Standards), such other standards, in each case, which are in effect from time to time. All ratios and computations based on GAAP contained in the indenture will be computed in conformity with GAAP.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to maintain financial statement conditions or otherwise), or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part).

“Guarantors” means each of:

(1) Mariner LP LLC, Mariner Energy Resources, Inc., MC Beltway 8 LLC and Mariner Gulf of Mexico LLC; and

(2) any other Subsidiary of Mariner that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and other arrangements or agreements designed to protect the Person entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred and not for purposes of speculation;

(2) foreign exchange contracts and currency protection agreements entered into with one or more financial institutions and designed to protect the Person entering into the agreement against fluctuations in currency exchange rates with respect to Indebtedness incurred and not for purposes of speculation;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodity prices or currency exchange rates.

“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property due more than nine months after such property is acquired;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) representing any Hedging Obligations;

(8) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons; and

(9) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment);

provided that the indebtedness described in clauses (1), (2), (4) and (5) shall be included in this definition of Indebtedness only if, and to the extent that, the indebtedness described in such clauses would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. Subject to clause (9) of the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of any Hedging Obligation, the termination value of the agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such date; and

(3) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets by such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Fixed Charges to the extent actually paid by such Person or its Restricted Subsidiaries.

“Investment Grade Rating” means a rating equal to or higher than:

(1) Baa3 (or the equivalent) by Moody’s; or

(2) BBB- (or the equivalent) by S&P,

or, if either such entity ceases to rate the notes for reasons outside of Mariner’s control, the equivalent investment grade credit rating from any other Rating Agency.

“Investment Grade Rating Event” means the first day on which the notes have an Investment Grade Rating from a Rating Agency and no Default has occurred and is then continuing under the indenture.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition;

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations, advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Mariner or any Restricted Subsidiary of Mariner sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Mariner such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Mariner, Mariner will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Mariner’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted payments.” The acquisition by Mariner or any Subsidiary of Mariner of a Person that holds an Investment in a third Person will be deemed to be an Investment by Mariner or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date of original issuance of the notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Material Change” means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of Mariner and its Restricted Subsidiaries, calculated in accordance with clause (1)(a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(1) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist; and

(2) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under “— Repurchase at the Option of
Holders — Assets sales.”

“Minority Interest” means the percentage interest represented by any shares of stock of any class of Capital Stock of a Restricted Subsidiary of Mariner that are not owned by Mariner or a Restricted Subsidiary of Mariner.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by Mariner or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(3) all distributions and other payments required to be made to holders of Minority Interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, or held in escrow, in either case for adjustment in respect of the sale price or for any liabilities associated with the assets disposed of in such Asset Sale and retained by Mariner or any Restricted Subsidiary after such Asset Sale.

“Net Working Capital” means (a) all current assets of Mariner and its Restricted Subsidiaries except current assets from commodity price risk management activities arising in the ordinary course of business, less (b) all current liabilities of Mariner and its Restricted Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from commodity price risk management activities arising in the ordinary course of business, in each case as set forth in the consolidated financial statements of Mariner prepared in accordance with GAAP (excluding any adjustments made pursuant to FAS 133).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Mariner nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Mariner or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Mariner or any of its Restricted Subsidiaries, except as contemplated by clause (26) of the definition of Permitted Liens.

“Note Guarantee” means the Guarantee by each Guarantor of Mariner’s Obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Oil and Gas Business” means:

(1) the acquisition, exploration, exploitation, development, production, operation and disposition of interests in oil, gas and other Hydrocarbon properties;

(2) the gathering, marketing, treating, processing (but not refining), storage, distribution, selling and transporting of any production from such interests or properties;

(3) any business relating to exploration for or development, production, exploitation, treatment, processing (but not refining), storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith; and

(4) any activity that is ancillary or complementary to or necessary or appropriate for the activities described in clauses (1) through (3) of this definition.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of Mariner or any of Mariner’s Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of:

(1) a Subsidiary prior to the date on which such Subsidiary became a Restricted subsidiary; or

(2) a Person that was merged, consolidated or amalgamated into Mariner or a Restricted Subsidiary, provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged, consolidated and amalgamated into Mariner or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto,

(a) the Restricted Subsidiary or Mariner, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock,”

(b) the Fixed Charge Coverage Ratio for the Restricted Subsidiary or Mariner, as applicable, would be greater than the Fixed Charge Coverage Ratio for such Restricted Subsidiary or Mariner immediately prior to such transaction, or

(c) the Consolidated Net Worth of the Restricted Subsidiary or Mariner, as applicable, would be greater than the Consolidated Net Worth of such Restricted Subsidiary or Mariner immediately prior to such transaction.

“Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1) direct or indirect ownership of crude oil, natural gas, other restricted Hydrocarbon properties or any interest therein or gathering, transportation, processing, storage or related systems; and

(2) the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of crude oil and natural gas and related Hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations and publicly-traded limited partnerships.

“Permitted Investments” means:

(1) any Investment in Mariner or in a Restricted Subsidiary of Mariner;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by Mariner or any Restricted Subsidiary of Mariner in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Mariner; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Mariner or a Restricted Subsidiary of Mariner;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset sales”;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Mariner;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Mariner or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

(9) loans or advances to employees in the ordinary course of business or consistent with past practice not to exceed $5.0 million in the aggregate at any one time outstanding;

(10) receivables owing to Mariner or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Mariner or any such Restricted Subsidiary deems reasonable under the circumstances;

(11) surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary-course of business;

(12) Guarantees of Indebtedness permitted under the covenant contained under the caption “Certain Covenants — Incurrence of indebtedness and issuance of preferred stock”;

(13) guarantees by Mariner or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(14) Investments of a Restricted Subsidiary acquired after the Issue Date or of any entity merged into Mariner or merged into or consolidated or amalgamated with a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, consolidation or sale of assets” to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, consolidation or amalgamation and were in existence on the date of such acquisition, merger or consolidation;

(15) Permitted Business Investments;

(16) Investments received as a result of a foreclosure by Mariner or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(17) Investments in any units of any oil and gas royalty trust; and

(18) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding not to exceed the greater of (a) 1.00%, of Adjusted Consolidated Net Tangible Assets or (b) $10.0 million.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness incurred under the Credit Facilities pursuant to the covenant described under the caption “— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock”;

(2) Liens in favor of Mariner or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with Mariner or any Subsidiary of Mariner; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Mariner or the Subsidiary and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Mariner or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Mariner or any Subsidiary of Mariner; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens existing on the Issue Date;

(6) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(7) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Mariner and its Restricted Subsidiaries, taken as a whole;

(9) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or the like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings;

(10) pledges or deposits made in the ordinary course of business (A) in connection with leases, tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security legislation;

(11) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Mariner or its Restricted Subsidiaries relating to such property or assets;

(12) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(13) any attachment or judgment Lien that does not constitute an Event of Default;

(14) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(15) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(16) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capital Lease Obligations with respect to, or the repair, improvement or construction cost of, assets or property acquired or repaired, improved or constructed in the ordinary course of business; provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under the indenture and does not exceed the cost of the assets or property so acquired or repaired, improved or constructed plus fees and expenses in connection therewith; and

(b) such Liens are created within 180 days of repair, improvement, construction or acquisition of such assets or property and do not encumber any other assets or property of Mariner or any of its Restricted Subsidiaries other than such assets or property and assets affixed or appurtenant thereto (including improvements);

(17) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Mariner in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by Mariner or any Restricted Subsidiary to provide collateral to the depositary institution;

(18) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Mariner and its Restricted Subsidiaries in the ordinary course of business;

(19) Liens in respect of Production Payments and Reserve Sales;

(20) Liens on pipelines and pipeline facilities that arise by operation of law;

(21) farmout, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into in the ordinary course of business;

(22) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(23) Liens arising under the indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(24) Liens securing Hedging Obligations of Mariner and its Restricted Subsidiaries;

(25) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture owned by Mariner or any of its Restricted Subsidiary to the extent securing Non-Recourse Debt of such Unrestricted Subsidiary or joint venture;

(26) Liens upon specific items of inventory, receivables or other goods or proceeds of Mariner or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods or proceeds and permitted by the covenant described under the caption “— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock”; and

(27) Liens incurred in the ordinary course of business of Mariner or any Subsidiary of Mariner with respect to Obligations that do not exceed the greater of (a) $10.0 million at any one time outstanding and (b) 1.00% of the Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Obligations after giving pro forma effect to such incurrence and the application of proceeds therefrom.

“Permitted Refinancing Indebtedness” means any Indebtedness of Mariner or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of Mariner or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is, subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by Mariner or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by Mariner, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities pursuant to the covenant described above under the caption “— Certain Covenants — Incurrence of indebtedness and issuance of preferred stock” shall be subject to the refinancing provisions of the definition of “Credit Facilities” and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Production Payments and Reserve Sales” means the grant or transfer by Mariner or a Restricted Subsidiary of Mariner to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the oil and gas business for geologists, geophysicists and other providers of technical services to Mariner or a Subsidiary of Mariner.

“Prospectus” means this prospectus.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Mariner (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Decline” means the occurrence of:

(1) a decrease of one or more gradations (including gradations within Rating Categories as well as between Rating Categories) in the rating of the notes by either Rating Agency; or

(2) a withdrawal of the rating of the notes by either Rating Agency;

provided, however, that such decrease or withdrawal occurs on, or within 90 days before or after the earlier of (a) a Change of Control, (b) the date of public notice of the occurrence of a Change of Control or (c) public notice of the intention by Mariner to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for downgrade by either Rating Agency).

“Reference Date” means April 24, 2006.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Senior Debt” means:

(1) all Indebtedness of Mariner or any of its Restricted Subsidiaries outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Mariner or any of its Restricted Subsidiaries permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, sentence, Senior Debt will not include:

(a) any intercompany Indebtedness of Mariner or any of its Subsidiaries to Mariner or any of its Affiliates; or

(b) any Indebtedness that is incurred in violation of the indenture.

For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by Mariner or any Restricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Mariner (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement or any Indebtedness of a Guarantor (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Note Guarantee pursuant to a written agreement, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of Mariner that is designated by the Board of Directors of Mariner as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain
Covenants — Transactions with affiliates,” is not party to any agreement, contract, arrangement or understanding with Mariner or any Restricted Subsidiary of Mariner unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Mariner or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Mariner;

(3) is a Person with respect to which neither Mariner nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Mariner or any of its Restricted Subsidiaries, other than pursuant to a Note Guarantee.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a summary of certain United States federal income and estate tax considerations relating to the acquisition, ownership and disposition of the notes, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings and pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described herein. This summary applies only to persons that hold the notes as capital assets and that acquire the notes for cash in this offering. This summary does not address tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, United States Holders (as defined below) whose “functional currency” is not the United States dollar, certain former citizens or former long-term residents of the United States, or persons that will hold the notes as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership, or other entity treated as a partnership for United States federal income tax purposes, holds notes, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its consequences. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES.

United States Holders

As used in this discussion, “United States Holder” means a beneficial owner of notes that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (i) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payment of Interest

Stated interest on the notes generally will be “qualified stated interest” (within the meaning of the original issue discount (“OID”) rules discussed below) and will be taxable to you as ordinary income at the time it is received or accrued in accordance with your ordinary method of accounting for United States federal income tax purposes.

Original Issue Discount

The excess of the stated principal amount of the notes over the issue price of the notes will constitute OID for United States federal income tax purposes. The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of the underwriters. A United States Holder will be required to include such OID in income as it accrues in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to such income.

In general, the amount of OID included in income by the initial United States Holder of a note is equal to a ratable amount of OID with respect to the note for each day in an accrual period during the taxable year (or a portion of the taxable year) on which the United States Holder held the note. An “accrual period” may be of any length and the accrual periods may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to each accrual period is generally equal to the excess of the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) over the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the amount equal to the issue price of the note plus the amount of OID included in the holder’s income in all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. Under such rules, United States Holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

Market Discount

Under the market discount rules of the Code, a United States Holder that purchases notes at a market discount will generally be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, the notes as ordinary income to the extent of the then accrued market discount that has not been previously included in income. A disposition of notes by gift, and certain other dispositions that would normally qualify for nonrecognition treatment, will also require a holder to include accrued market discount in income to the same extent as if the holder had sold the notes at their fair market value in a taxable transaction. Market discount is generally defined as the amount by which the notes’ adjusted issue price on the date of purchase exceeds the United States Holder’s purchase price for the notes, subject to a statutory de minimis exception. In general, market discount accrues on a ratable basis over the remaining term of the notes unless the United States Holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis. A United States Holder that acquires notes at a market discount may be required to defer the deduction of all or a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry such notes until the United States Holder disposes of the notes. A United States Holder that has elected to include market discount in income annually as such discount accrues will not be required to treat any gain realized on disposition as ordinary income or to defer any deductions for interest expense under these rules. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS.

United States Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under the market discount rules, applicable elections, and any other consequences of the market discount rules that may apply to them in particular.

Acquisition Premium

A United States Holder that purchases notes for an amount that is greater than their adjusted issue price but equal to or less than the sum of all amounts payable on the notes after the purchase date other than payments of qualified stated interest will be considered to have purchased those notes at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that the holder must include in gross income with respect to those notes for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

Amortizable Bond Premium

A United States Holder that purchases notes for an amount in excess of the sum of all amounts payable on these notes after the purchase date other than qualified stated interest will be considered to have purchased the notes at a premium and will not be required to include any OID in income. A United States Holder may elect to amortize the premium over the remaining term of the notes on a constant yield to maturity basis, except that, in some cases, amortizable bond premium may be determined by reference to an early call date. The amount amortized in any year will be treated as a reduction of the United States Holder’s interest income from the notes. A United States Holder that elects to amortize any premium on notes must reduce its tax basis in the notes by the amount of the premium amortized in any year. An election to amortize premium applies to all taxable debt obligations held by the United States Holder at the beginning of the first taxable year to which the election applies and to all such obligations thereafter acquired by the United States Holder and may be revoked only with the consent of the IRS. Premium on notes held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the notes.

Election to Use Constant Yield Method

Under applicable Treasury regulations, a United States Holder may elect to include stated interest on the notes in income on a constant yield basis. Such an election could, in some instances, affect the timing of the inclusion of interest income and the treatment of market discount or amortizable bond premium. United States Holders should consult their own tax advisors as to the desirability and effects of such an election.

Disposition of the Notes

Except as described above with respect to market discount, upon the sale, exchange, redemption, retirement or other taxable disposition of the notes, you generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash proceeds and the fair market value of any property received on such disposition (less any amount attributable to accrued and unpaid interest on the notes that you have not previously included in income, which will generally be taxable as ordinary income); and

•	your adjusted tax basis in the notes.

Your adjusted tax basis in a note generally will equal your cost thereof, increased by OID and market discount that you previously included in income and reduced by any amortized premium and any cash payments received with respect to that note other than payments of qualified stated interest. Except to the extent attributable to accrued and unpaid interest, or OID, which will generally be taxable as ordinary income, any gain or loss that is recognized on the disposition of the notes generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the disposition, you have held the notes for more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 15%; however, under current law, the rate is scheduled to revert to 20% (18% for property held more than five years) for taxable years beginning after December 31, 2010. Your ability to deduct capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting is required as to certain payments of principal of and interest (including OID) on the notes and on the disposition of notes unless you are a corporation or other exempt person. In addition, you will be subject to backup withholding (at a current rate of 28%) if you are not exempt and you fail to properly furnish a taxpayer identification number or if the IRS has notified you that you are subject to backup withholding.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

As used in this discussion, “non-United States Holder” means any beneficial owner (other than a partnership or other entity treated as a partnership for United States federal income tax purposes) of notes that is not a United States Holder. The rules governing the United States federal income taxation of a non-United States Holder are complex, and no attempt will be made herein to provide more than a summary of certain of those rules. NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF UNITED STATES FEDERAL, STATE AND OTHER TAX LAWS, AS WELL AS FOREIGN TAX LAWS, INCLUDING ANY REPORTING REQUIREMENTS.

Payment of Interest

Interest and OID on the notes that you receive will not be subject to United States federal income tax or withholding tax if the interest or OID is not effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is not attributable to a permanent establishment or a fixed base maintained by you in the United States) and you qualify for the portfolio interest exception. You will qualify for the portfolio interest exception if you:

•	do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a controlled foreign corporation related to us through stock ownership; and

•	appropriately certify as to your foreign status.

You may meet the certification requirement listed above by providing to us or our agent a properly completed IRS Form W-8BEN. If the portfolio interest exception is not available to you, then payments of interest (including OID) on the notes may be subject to United States federal income tax (which may be collected by withholding) at a rate of 30% or a lower rate provided by an applicable treaty.

Interest (including OID) that is effectively connected with your conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment or a fixed base maintained by you in the United States) is not subject to withholding if you provide a properly completed IRS Form W-8ECI. However, in such case, you will generally be subject to United States federal income tax on such interest on a net income basis at rates applicable to United States persons generally. In addition, if you are a foreign corporation you may incur a branch profits tax on such interest equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to United States branch profits tax if these amounts are effectively connected with the conduct of your trade or business in the United States.

Disposition of the Notes

You will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of the notes unless the gain is effectively connected with your conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment or a fixed base maintained by you in the United States), or you are an individual present in the United States for 183 days or more in the taxable year in which such disposition occurs and certain other conditions are met. However, to the extent that the proceeds of disposition represent interest (including OID) accruing between interest payment dates, you may be required to establish an exemption from United States federal income tax. See “— Non-United States Holders — Payment of Interest.”

Certain United States Federal Estate Tax Considerations

Notes beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of such individual’s death will generally not be includable in the decedent’s gross estate for United States federal estate tax purposes, provided that any payment to the holder of the notes would be eligible for the portfolio interest exception from the 30% United States federal withholding tax described in “— Non-United States Holders — Payment of Interest” above.

Information Reporting and Backup Withholding

Payments to a non-United States Holder of interest (including OID) on notes, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the non-United States Holder.

United States backup withholding tax generally will not apply to payments of such interest on and principal of the notes to a non-United States Holder if the statement described in “— Non-United States Holders — Payment of Interest” is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a United States person.

Payment of the proceeds of a sale of notes effected by the United States office of a United States or foreign broker will be subject to information reporting requirements and backup withholding (at a current rate of 28%) unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of notes effected outside the United States by such a broker if it is:

•	a United States person;

•	a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated June 4, 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives (the “representatives”), and the underwriters have severally agreed to purchase the following respective principal amount of the notes:

Principal Amount
Underwriter	of Notes

Credit Suisse Securities (USA) LLC	129,631,000
Banc of America Securities LLC	43,208,000
J.P. Morgan Securities Inc.	43,208,000
Wachovia Capital Markets, LLC	24,693,000
Citigroup Global Markets Inc.	14,815,000
BMO Capital Markets Corp.	14,815,000
BNP Paribas Securities Corp.	14,815,000
Scotia Capital (USA) Inc.	14,815,000

Total	$300,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the notes in the underwritten notes offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults on its purchase obligation, the purchase commitments of the non-defaulting underwriters may be increased or the underwritten notes offering may be terminated.

The underwriters propose to offer the notes directly to the public at the public offering price as set forth on the cover page of this prospectus supplement. After the offering, the representatives may change the offering price and other selling terms.

The following table summarizes the underwriting discounts, commissions and expenses. The underwriters have agreed to reimburse us up to $500,000 for expenses incurred in connection with this offering.

	Per Note	Total

Underwriting discounts and commissions payable by us	1.913%	$5,739,000
Expenses payable by us	0.231%	$692,742

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to United States dollar-denominated debt securities issued or guaranteed by us and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period beginning on the date hereof and ending 60 days after the date of the underwriting agreement. Credit Suisse Securities (USA) LLC in its sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Several of the underwriters have in the past performed investment banking and advisory services for us and were paid customary fees. The underwriters and/or their affiliates may in the future perform investment banking, advisory and/or commercial banking services for us from time to time for which they may receive customary fees and expenses. Additionally, certain affiliates of the underwriters are counterparties to certain of our commodities hedging contracts. The underwriters may, from time to time, engage in transactions with or perform other services for us in the ordinary course of their business.

In addition, affiliates of several of the underwriters are lenders under our bank credit facility and will receive a portion of the net proceeds from this offering, which are being applied to repay such debt. Because of these relationships, this offering is being conducted in accordance with Financial Industry Regulatory Authority, or FINRA, Rule 5110(h). This Rule requires that the yield for our notes be established pursuant to NASD Rule 2720(c)(3), which requires that the yield for our notes cannot be lower than the yield recommended by a “qualified independent underwriter,” as defined by NASD Rule 2720(b)(15). Credit Suisse Securities (USA) LLC is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Credit Suisse Securities (USA) LLC against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in this respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Short sales involve sales by the underwriters of notes in excess of the number of notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, short sales, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

The notes are a new issue of securities with no established market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotations system. We have been advised by the underwriters that the underwriters intend to make a market in the notes but none of the underwriters is obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase notes offered by this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay taxes or charges, as well as any other consequences that may arise under the laws of the country of purchase.

We expect that delivery of the notes will be made against payment therefor on or about June 10, 2009 which is the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4 to specify an alternate settlement cycle at the time of any such trade date to prevent a failed settlement and should consult their own advisor.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the notes offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters with respect to the notes offered hereby will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Mariner Energy, Inc. and subsidiaries incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K, as amended, and the effectiveness of Mariner Energy, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

The information included in or incorporated by reference into this prospectus supplement regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Mariner as of December 31, 2008, 2007 and 2006 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in or incorporated by reference into this prospectus supplement in reliance upon the authority of the firm as experts in these matters.

The information included in or incorporated by reference into this prospectus supplement regarding estimated quantities of proved reserves of Hydro Gulf of Mexico, L.L.C., the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Hydro Gulf of Mexico, L.L.C. as of December 31, 2007 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in or incorporated by reference into this prospectus in reliance upon the authority of the firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 11 Wall Street, 5th Floor, New York, New York 10005.

This prospectus supplement and the accompanying prospectus are only a part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (excluding any portions of such documents that have been

“furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act) until the termination of this offering:

•	our annual report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009;

•	our current reports on Form 8-K filed with the SEC on March 27, 2009, May 12, 2009 (excluding information furnished under Items 2.02 and 7.01), May 15, 2009 and June 2, 2009;

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on February 10, 2006; and

•	the description of our rights to purchase preferred stock in our registration statement on Form 8-A filed with the SEC on October 14, 2008.

Any statement contained in this prospectus supplement and the accompanying prospectus or a document incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

The documents incorporated by reference in this prospectus supplement and the accompanying prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
Telephone Number: (713) 954-5500
Attention: General Counsel

Prospectus

MARINER ENERGY, INC.

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants

We may issue and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Our subsidiaries may guarantee the senior or subordinated debt securities offered by this prospectus.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “ME.”

Investing in our securities involves risks. Please read “Risk Factors” on page 2 of this prospectus and in any applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2009.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Using this process, we may offer any combination of the securities this prospectus describes in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus, any prospectus supplement, any written communication from us or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. You should not assume that the information appearing in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

OUR COMPANY

Mariner Energy, Inc. is an independent oil and gas exploration, development, and production company. We were incorporated in August 1983 as a Delaware corporation.

Our corporate headquarters are located at One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042. Our telephone number is (713) 954-5500 and our website address is www.mariner-energy.com. The information on our website is not incorporated by reference into, and is not a part of, this prospectus.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “ME.”

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in this prospectus, in any supplements to this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

FORWARD-LOOKING STATEMENTS

Various statements in this prospectus and in the documents incorporated by reference herein, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “may,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the volatility of oil and natural gas prices;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

•	cash flow, liquidity and financial position;

•	business strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	risks arising out of our hedging transactions;

•	marketing of oil and natural gas;

•	competition in the oil and natural gas industry;

•	the impact of weather and the occurrence of natural events and natural disasters such as loop currents, hurricanes, fires, floods and other natural events, catastrophic events and natural disasters;

•	governmental regulation of the oil and natural gas industry;

•	environmental liabilities;

•	developments in oil-producing and natural gas-producing countries;

•	uninsured or underinsured losses in our oil and natural gas operations;

•	risks related to our level of indebtedness; and

•	risks related to significant acquisitions or other strategic transactions, such as failure to realize expected benefits or objectives for future operations.

USE OF PROCEEDS

We expect to use the net proceeds from any sale of securities described in this prospectus for general corporate purposes, including but not limited to repayment or refinancing of our debt, acquisitions, working capital, capital expenditures, investments in subsidiaries or joint ventures and the repurchase or redemption of securities. The applicable prospectus supplement will describe the actual use of the net proceeds from the sale of securities. The exact amounts to be used and the timing of the application of the net proceeds will depend on a number of factors, including our funding requirements and the availability of alternative funding sources. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term debt.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges as of and for each of the periods indicated is as follows:

Three Months Ended March 31,		Year Ended December 31,
2009(1)	2008	2008(1)	2007	2006	2005	2004

—	6.92	—	4.93	5.61	7.75	16.77

(1)	Due to loss from operations for the year ended December 31, 2008 and the quarter ended March 31, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $446,399 and $659,700, respectively, to achieve a coverage of 1:1 for the year ended December 31, 2008 and the quarter ended March 31, 2009.

For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges, less capitalized interest, and fixed charges consist of interest expense (net of capitalized interest), plus capitalized interest, plus amortized discounts related to indebtedness.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture to be entered into among us and Wells Fargo Bank, N.A., as trustee. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under an indenture to be entered into among us and Wells Fargo Bank, N.A., as trustee. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures are substantially identical, except for provisions relating to subordination.

We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the form of the senior indenture and the form of the subordinated indenture with the SEC as exhibits to the registration statement of which this prospectus is a part, and you should read the indentures for provisions that may be important to you.

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” or “our” refer to Mariner Energy, Inc. only and not to any of its subsidiaries.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all of our indebtedness, including guarantees, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

General

Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither indenture limits the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series.

We are not obligated to issue all debt securities of one series at the same time and, unless otherwise provided in the prospectus supplement, we may reopen a series, without the consent of the holders of the debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of such series, except for the date of original issuance and the offering price, and will be consolidated with, and form a single series with, such outstanding debt securities.

We will describe most of the financial and other specific terms of a series of debt securities in the prospectus supplement for that series. Those terms may vary from the terms described in this prospectus. The specific terms of the debt securities described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this prospectus. If there are any differences between the description of the debt securities in such prospectus supplement and this prospectus, the prospectus supplement will control.

When we refer to “debt securities” or a “series of debt securities,” we mean, respectively, debt securities or a series of debt securities issued under the applicable indenture. When we refer to a prospectus supplement, we mean the prospectus supplement describing the specific terms of the applicable debt security. The terms used in a prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

The senior debt securities will constitute our senior unsecured indebtedness and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness and senior in right of payment to all of our subordinated indebtedness. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured indebtedness with respect to the assets securing that indebtedness. The subordinated debt securities will rank junior to all of our senior indebtedness and may rank equally with or senior to other subordinated indebtedness we may issue from time to time.

We currently conduct a portion of our operations through our subsidiaries, and a portion of our operating income and cash flow is generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is an important source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that such subsidiaries do not guarantee such debt securities.

Unless we inform you otherwise in the prospectus supplement, neither indenture will contain any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. In addition, unless we inform you otherwise in the prospectus supplement, the indentures will not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Ranking

We and our subsidiaries are parties to a credit facility, which is secured by liens on substantially all of our assets. The senior debt securities will be effectively subordinated to that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the senior debt securities will participate ratably with all holders of our senior unsecured indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets.

The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness.

Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, including our credit facility and any senior debt securities.

Terms

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders and the name of the depositary for the debt securities, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue the debt securities in book-entry form only;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances we will pay any additional amounts with respect to the debt securities;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities;

•	the denominations in which we will issue the debt securities if other than $1,000 and integral multiples of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities, whether in addition to, or by modification or deletion of, the terms described herein.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if:

•	we fail to pay the principal, interest or premium on any Senior Debt when due; or

•	any other event of default (a “non-payment default”) occurs with respect to any Senior Debt that we have designated if the non-payment default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

Unless we inform you otherwise in the prospectus supplement, a non-payment default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the non-payment default.

The subordination will not affect our obligation, which will be absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination will not prevent the occurrence of any default under the subordinated indenture.

Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all of our indebtedness, including guarantees, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Subsidiary Guarantees

If specified in the prospectus supplement, subsidiaries of Mariner may guarantee the obligations of Mariner relating to its debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.

Consolidation, Merger and Sales of Assets

Unless we inform you otherwise in the prospectus supplement, the indentures generally permit a consolidation or merger involving us. They also permit us to sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all of our properties or assets. We have agreed, however, that we will not consolidate with or merge into any entity or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets to any entity unless:

(1) either

•	we are the continuing entity; or

•	the resulting entity is organized under the laws of the United States, any state thereof or the District of Columbia, and assumes by a supplemental indenture the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture; and

(2) immediately after giving effect to the transaction, no default or event of default under the applicable indenture has occurred and is continuing or would result from the transaction.

Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise all of our rights and powers under the applicable indenture and the debt securities issued under that indenture; however, in the case of any lease of all or substantially all of our assets, we will not be released from the obligation to pay the principal of and any premium and interest on, or any additional amounts with respect to, the debt securities.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on or any additional amounts with respect to any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to comply with the covenant prohibiting certain consolidations, mergers and sales of assets;

•	our failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 60 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities of that series issued under that indenture;

•	except as permitted under the terms of an indenture governing a series of debt securities, any guarantee of that series is determined unenforceable or invalid or ceases to be in full force and effect or a guarantor of that series denies or disaffirms its obligations under its guarantee;

•	specified events involving bankruptcy, insolvency or reorganization of us; and

•	any other event of default provided for that series of debt securities.

We may change, eliminate or add to the events of default with respect to any particular series or any particular debt security or debt securities within a series, as indicated in the applicable prospectus supplement. A default under one series of debt securities will not necessarily be a default under any other series.

If an event of default relating to certain events of bankruptcy or insolvency of us occurs, all then outstanding debt securities of that series will become due and payable immediately without further action or notice. If any other event of default for any series of debt securities occurs and is continuing, the trustee may and, at the direction of the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series shall, declare all of those debt securities to be due and payable immediately by notice in writing to us and, in case of a notice by holders, also to the trustee specifying the respective event of default and that it is a notice of acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the trustee in its exercise of any trust or power with respect to that series. The trustee may withhold from holders of the debt securities of any series notice of any continuing default or event of default for such series if it determines that withholding notice is in their interest, except a default or event of default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the applicable indenture relating to the duties of the trustee, in case an event of default for any series occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of debt securities of that series unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of debt securities of a series may pursue any remedy with respect to the indenture or the debt securities unless:

•	such holder has previously given the trustee notice that an event of default is continuing with respect to that series;

•	holders of at least 25% in aggregate principal amount of the debt securities of that series have requested the trustee to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•	holders of a majority in aggregate principal amount of the debt securities of that series have not given the trustee a direction inconsistent with such request within such 60-day period.

Holders of a debt security are entitled at any time, however, to bring a lawsuit for the payment of money due on a debt security on or after its stated maturity (or, if a debt security is redeemable, on or after its redemption date).

The holders of a majority in aggregate principal amount of the debt securities of any series by notice to the trustee may, on behalf of the holders of all of the debt securities of that series, rescind an acceleration or waive any existing default or event of default for such series and its consequences under the indenture except a continuing default or event of default in the payment of interest or premium on, or the principal of, the debt securities.

With respect to subordinated debt securities, all the remedies available upon the occurrence of an event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “— Subordination.”

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request for the trustee and how to declare or cancel an acceleration of the maturity.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required within five business days to deliver to the trustee a statement specifying such default or event of default.

Modification and Waiver

Except as provided in the next four succeeding paragraphs, each indenture and the debt securities issued under each indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of all series affected by the change, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all outstanding debt securities of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities), and any existing default or event of default or compliance with any provision of the indenture or the debt securities may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding debt securities of all series affected by the waiver, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all outstanding debt securities of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities), in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. This means that modification of terms with respect to certain securities of a series could be effectuated without obtaining the consent of the holders of a majority in principal amount of other securities of such series that are not affected by such modification.

Without the consent of each holder of debt securities of the series affected, an amendment, supplement or waiver may not (with respect to any debt securities of such series held by a non-consenting holder):

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of any debt security or change its stated maturity;

•	alter the provisions relating to the redemption or repurchase of any debt securities;

•	make payments on any debt security payable in currency other than as originally stated in the debt security;

•	waive a redemption payment with respect to any debt securities;

•	change the place of payment on a debt security;

•	impair a holder’s right to sue for payment of any amount due on its debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a default or event of default in the payment of principal of, or interest or premium, or any additional amounts, if any, on, the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration), in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series.

We may not amend the subordinated indenture to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior debt then outstanding who would be adversely affected (or the group or representative thereof authorized or required to consent thereto pursuant to the instrument creating or evidencing, or pursuant to which there is outstanding, such senior debt), except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. In addition, we may not modify the subordination provisions of the indenture related to subordinated debt securities in a manner that would adversely affect the subordinated debt securities of any one or more series then outstanding in any material respect, without the consent of the holders of a majority in aggregate principal amount of all affected series then outstanding, voting together as one class (and also of any affected series that by its terms is entitled to vote separately as a series, as described below), except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series.

We may issue a particular series of debt securities that is entitled, by its terms, to separately approve matters (for example, modification or waiver of provisions in the applicable indenture) that would also, or otherwise, require approval of holders of a majority in principal amount of all affected debt securities of all affected series issued under such indenture voting together as a single class. Any such series of debt securities would be entitled to approve such matters (a) pursuant to such special rights by consent of holders of a majority in principal amount of such affected series of debt securities voting separately as a class and (b) in addition, as described above, except as may otherwise be provided pursuant to the applicable indenture for such series of debt securities, by consent of holders of a majority in principal amount of such affected series of debt securities and all other affected debt securities of all series issued under such indenture voting together as one class for this purpose. We may issue a particular series of debt securities or debt securities of a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding debt securities or series.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

We and the trustee may supplement or amend each indenture or waive any provision of that indenture without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to provide for the assumption of our or any guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or sale of all or substantially all of our or any guarantor’s assets, as applicable;

•	to make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add additional events of default with respect to all or any series of debt securities;

•	to supplement any provision of the indenture to permit or facilitate the defeasance and discharge of any series of debt securities so long as any action does not adversely affect the interest of holders of securities of that or any other series in any material respect;

•	to allow any guarantor to execute a supplemental indenture and/or a guarantee with respect to debt securities or release guarantees pursuant to the terms of the indenture;

•	to secure the debt securities; and

•	to establish the form or terms of any debt securities and to evidence and provide for the acceptance under the indenture of a successor trustee, each as permitted under the indenture,

in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series.

Special Rules for Action by Holders

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the applicable indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of debt securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under either indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Defeasance and Discharge

Defeasance.  When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee under an indenture any combination of money or government securities sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with specified restrictive covenants with respect to the debt securities of that series and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of that series will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold money for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Satisfaction and Discharge.  An indenture will be discharged and will cease to be of further effect with respect to the debt securities of a series issued under that indenture, except for our obligation to register the transfer of and exchange debt securities of that series, when:

•	either

(a)	all debt securities of that series that have been authenticated, except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b)	all debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and we or any guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the debt securities of that series not delivered to the trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

•	no default or event of default has occurred and is continuing on the date of the deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we or any subsidiary is a party or by which we or any subsidiary is bound;

•	we or any guarantor has paid or caused to be paid all sums payable by it under the indenture; and

•	we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the debt securities at maturity or on the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

New York law will govern the indentures and the debt securities.

The Trustees

Wells Fargo Bank, N.A. will be the trustee under the senior indenture and the subordinated indenture. Wells Fargo Bank, N.A. serves as trustee relating to our other series of senior unsecured indebtedness as of March 31, 2009.

If the trustee becomes a creditor of Mariner or any guarantor, the applicable indenture will limit the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of debt securities of a particular series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to that series, subject to certain exceptions. The indenture will provide that in case an event of default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Payments and Paying Agents

Unless we inform you otherwise in a prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive payments will be governed by the rules and practices of the depositary and its participants.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or another place of payment on the debt securities of that series are authorized or required by law to close.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of one year after the amount is due to a holder will be repaid to us. After that one-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to a debt security, we will describe them in the applicable prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Book-Entry; Delivery and Form

Unless we inform you otherwise in the prospectus supplement, any debt securities will be issued in registered, global form (“global debt securities”).

The global debt securities will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global debt securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global debt securities may not be exchanged for definitive debt securities in registered certificated form (“certificated debt securities”) except in the limited circumstances.

Transfers of beneficial interests in the global debt securities will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 180 million shares of common stock, par value of $.0001 each, and 20 million shares of preferred stock, par value of $.0001 each.

The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

Common Stock

As of May 28, 2009, there were 90,333,995 shares of our common stock issued and outstanding. Our board of directors has reserved 12,500,000 shares for issuance as restricted stock or upon the exercise of stock options granted or that may be granted under our Third Amended and Restated Stock Incentive Plan, as amended or restated from time to time (“Stock Incentive Plan”), approximately 7,042,730 of which, as of May 28, 2009, remained available for grant as restricted stock or subject to options. In addition, our board of directors reserved 156,626 shares of common stock for issuance upon exercise of options granted in connection with a 2006 acquisition (“Rollover Options”). These options are governed by nonstatutory stock option agreements with Mariner Energy, Inc. and are not covered by its Stock Incentive Plan. As of May 28, 2009, the number of shares of common stock issuable upon exercise of Rollover Options was 32,279.

Holders of our common or restricted stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a plurality of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except with respect to election of directors and as otherwise provided in our certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders require the affirmative vote of the holders of a majority of shares of our common stock present in person or by proxy at a meeting at which a quorum is present. Our certificate of incorporation requires approval of 80% of the shares entitled to vote for the removal of a director for cause or to adopt, repeal or amend certain provisions in our certificate of incorporation and bylaws. See “— Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws.”

Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 20 million shares of preferred stock, of which 180,000 shares have been designated Series A Junior Participating Preferred Stock. As of May 28, 2009, no preferred shares were outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.

Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, we may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders. Please read “— Shareholder Rights Plan” for a description of the rights to acquire, under certain circumstances, our Series A Junior Participating Preferred Stock.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

General

Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Filling Board of Directors Vacancies; Removal

Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation or removal from office. Any director may resign at any time upon written notice to us. Our certificate of incorporation provides, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only by a super-majority vote and for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent

Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board of directors.

Call of Special Meetings

Our bylaws provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors at, or bring other business before, an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, our bylaws provide that to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days before the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders and (ii) with respect to an election of directors to be held at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was first mailed to our stockholders or public disclosure of the date of the special meeting was first made, whichever first occurs. With respect to other business to be brought before a meeting of stockholders, our bylaws provide that to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the anniversary date of the proxy statement for the preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly precludes cumulative voting.

Authorized but Unissued Shares

Our certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Opportunity Statute

As permitted by Section 122(17) of the Delaware General Corporation Law, our certificate of incorporation provides that we renounce any interest or expectancy in any business opportunity or transaction in which any of our original institutional investors or their affiliates participate or seek to participate. Nothing contained in our certificate of incorporation, however, is intended to change any obligation or duty that a director may have with respect to our confidential information or prohibit us from pursuing any corporate opportunity.

Amendments to our Certificate of Incorporation and Bylaws

Pursuant to the Delaware General Corporation Law and our certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our certificate of incorporation also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of the company who is also an interested stockholder; or (3) an associate of the company who is also an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets.

Shareholder Rights Plan

On October 12, 2008, our board of directors adopted a rights plan pursuant to which it declared and paid a dividend of one right (“Right”) for each outstanding share of our common stock to holders of record at the close of business on October 23, 2008. The rights plan is intended to safeguard the interests of our stockholders by serving as a general deterrent to potentially unfair or coercive takeover practices, especially those exploiting market instability. The Rights generally would become exercisable if an acquiring party accumulates 10% or more of our common stock and entitle holders of Rights to purchase stock of either us or an acquiring entity at half of market value. The Rights are governed by a Rights Agreement, dated as of October 12, 2008, between us and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”).

Each Right entitles the registered holder to purchase from us under certain circumstances a unit consisting of one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a purchase price of $75.00 per fractional share, subject to adjustment. The Rights are not exercisable (and are transferable only with our common stock) until a “Distribution Date” occurs (or they are earlier redeemed or expire), which generally occurs on the 10th day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of our outstanding common stock or after the commencement or announcement of a tender offer or exchange offer which would result in any such person or group of persons acquiring such beneficial ownership. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder.

If a person becomes an Acquiring Person, holders of Rights will be entitled to purchase shares of our common stock for one-half its current market price, as defined in the Rights Agreement. This is referred to as a “flip-in event” under the Rights Agreement. After any flip-in event, all Rights that are beneficially owned by an Acquiring Person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to, and otherwise in the best interests of, our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a Right will have the right to purchase shares of the acquiring company’s common stock at a price of one-half the current market price of that stock. This is referred to as a “flip-over event” under the Rights Agreement. An Acquiring Person, and certain related parties, will not be entitled to exercise its or their Rights, which will have become void.

The Rights expire on October 12, 2018 unless extended or earlier redeemed or exchanged by us. We generally are entitled to redeem the Rights at $.001 per Right at any time until the tenth day after the Rights become exercisable. At any time after a flip-in event and before either a person becomes the beneficial owner of 50% or more of our outstanding common stock or a flip-over event, our board of directors may decide to exchange the Rights for shares of our common stock on a one-for-one basis. Rights owned by an Acquiring Person, or by certain related parties, which will have become void, will not be exchanged.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock, rights or other securities of Mariner or any other entity or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other material terms of the warrants.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 11 Wall Street, 5th Floor, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. You should refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act) until the termination of this offering:

•	our annual report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009;

•	our current reports on Form 8-K filed with the SEC on March 27, 2009, May 12, 2009 (excluding information furnished under Items 2.02 and 7.01), May 15, 2009 and June 2, 2009;

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on February 10, 2006; and

•	the description of our rights to purchase preferred stock in our registration statement on Form 8-A filed with the SEC on October 14, 2008.

Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
Telephone Number: (713) 954-5500
Attention: General Counsel

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Mariner Energy, Inc. and subsidiaries incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, as amended, and the effectiveness of Mariner Energy, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

The information included in or incorporated by reference into this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Mariner as of December 31, 2008, 2007 and 2006 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in or incorporated by reference into this prospectus in reliance upon the authority of the firm as experts in these matters.

The information included in or incorporated by reference into this prospectus regarding estimated quantities of proved reserves of Hydro Gulf of Mexico, L.L.C., the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Hydro Gulf of Mexico, L.L.C. as of December 31, 2007 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in or incorporated by reference into this prospectus in reliance upon the authority of the firm as experts in these matters.